                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark one)

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       or

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended ____________

                                       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number ___________________________________

                            NEURO-BIOTECH CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

                                 ONTARIO, CANADA
                 (Jurisdiction of Incorporation or Organization)

         1020 ROUTE DE L'EGLISE, SUITE 600, SAINTE-FOY, QUEBEC, G1V 3V9
                    (Address of Principal Executive Offices)

          Securities registered or to be registered pursuant to Section
                               12(b) of the Act:

                                      NONE

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                        COMMON SHARES, WITHOUT PAR VALUE

    Securities for which there is a reporting obligation pursuant to Section
                                15(d) of the Act:

                                      NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the date of this registration:

                   26,006,533 COMMON SHARES, WITHOUT PAR VALUE

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) for the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 NOT APPLICABLE

Indicate by check mark which financial statement item the registrant has elected to follow.

     ITEM 17 X                          ITEM 18___
            ---

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) for the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                                 NOT APPLICABLE



ITEM 1.  DESCRIPTION OF BUSINESS..................................................................................1

ITEM 2.  DESCRIPTION OF PROPERTY.................................................................................25

ITEM 3.  LEGAL PROCEEDINGS.......................................................................................26

ITEM 4.  CONTROL OF REGISTRANT...................................................................................26

ITEM 5.  NATURE OF TRADING MARKET................................................................................27

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS......................................27

ITEM 7.  TAXATION................................................................................................29

ITEM 8.  SELECTED FINANCIAL DATA.................................................................................34

ITEM 9.  MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS....................35


ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..............................................40


ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT....................................................................40

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS..................................................................42


ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES..........................................43


ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS..........................................................44

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED..............................................................46

ITEM 15. DEFAULTS UPON SENIOR SECURITIES.........................................................................46

ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS................46





ITEM 17. FINANCIAL STATEMENTS....................................................................................46

ITEM 18. FINANCIAL STATEMENTS....................................................................................46

ITEM 19  FINANCIAL STATEMENTS AND EXHIBITS.......................................................................47



CURRENCY AND EXCHANGE RATES

All dollar amounts set forth in this Registration Statement are in Canadian dollars, except where otherwise indicated. The following table sets forth (i) the rates of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the fiscal year periods indicated; (ii) the average exchange rates based on the last day of each month during such periods; and
(iii) the high and low exchange rate during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.



                                      1999(1)           1998(2)          1997(2)
                                      -------           -------          -------
  End of period                        1.4720           1.5333           1.4305

  High for period                      1.5530           1.5685           1.4305

  Low for period                       1.4512           1.4198           1.3470

  Average for period                   1.4920           1.4835           1.3846


On July 28, 2000, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Exchange Rate") was $1.4776 = $1.00 Canadian.

(1) Fiscal year ending November 30. During 1999, the Company changed its fiscal year end from December 31 to November 30 to coincide with the fiscal year end of its operating subsidiary, Neuro-Biotech Inc.

(2)  Fiscal year ending December 31.

                           FORWARD LOOKING STATEMENTS

This Registration Statement contains forward-looking statements which involve risks and uncertainties. When used in this filing, the words "may," "will," "expect," "anticipate," "believe," "continue," "estimate," "project," "intend," and similar expressions are intended to identify forward-looking statements regarding events, conditions and financial trends which may affect the Company's future plans of operations, business strategy, operating results and financial position. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. The Company undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events. Such statements are not guarantees of future performance and are subject to risks and uncertainties and actual results may differ materially from those included within the forward-looking statements as a result of certain factors, including those set forth in the Risk Factors section beginning on page 17 and elsewhere in this Registration Statement.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

INTRODUCTION

Neuro-Biotech Corporation ("Neuro-Biotech" or the "Company," which terms include the Company's subsidiaries) is a Canadian biotechnology company engaged primarily in the research, development and commercialization of non-invasive, in vitro diagnostic kits for use in the early detection and prevention of stress-related and neuroscience-based diseases. The kits are designed for use by physicians during routine examinations as a screening device for determining at-risk patients and as a follow-up after initial drug therapy. The kits require only a finger-prick blood sample to identify abnormal blood readings that were previously undetectable.

In 1999, SymPath-TM- became the Company's first diagnostic kit to receive Canadian, United States and international patent recognition, and it is currently Neuro-Biotech's only diagnostic kit in commercial production. Neuro-Biotech has obtained a Medical Device License from the Health Protection Branch ("HPB") Division of Health Canada which authorizes the Company to manufacture and distribute SymPath-TM- within Canada and the countries that recognize HPB regulations. The Company is in the process of filing applications with the United States Food and Drug Administration ("FDA").

Neuro-Biotech believes that SymPath-TM- is the only quantitative, reliable diagnostic test available to biochemically and clinically measure an individual's stress level. SymPath-TM- allows physicians to use a simple blood sample to diagnose such stress-related diseases as hypertension, anxiety, depression, burn-out, panic syndrome and chronic fatigue syndrome. In December 1999, the Company entered into its largest contract for the distribution of SymPath-TM-. The agreement calls for the distribution of 575,000 SymPath-TM-kits throughout the Middle East, and is expected to generate revenues of approximately $3.4 million. An initial order of 75,000 kits was shipped in February 2000. The Company plans on using SymPath-TM- revenues to fund the commercialization of two additional diagnostic kits in fiscal year 2001. These two kits, NB-S297 and NB-S397, are based on the same technological platform as SymPath-TM- and, subject to approval of regulatory authorities, will be targeted for the global market. The Company also hopes to research and develop prescription and natural drugs for use in the treatment of stress-related and neuroscience-based diseases, to utilize its laboratory facilities to offer worldwide clinical services, and to develop a diagnostic clinical reference library. Capital restraints have recently curtailed these activities.

The scientific basis for Neuro-Biotech's products is applied neuroscience enzymology. The Company has expertise in understanding the neurochemical interactions between the nervous system, the endocrine system and the immune system. Following a stressful event, these three systems work together to protect the body by releasing various chemicals through the hypothalamo-pituitary adreno-sympathetic ("HPAS") axis. These chemicals help the body restore homeostasis, or normal human functioning, thus enabling the body to maintain or restore initial physiologic and biochemical balances after a stressful event. Neuro-Biotech has characterized and quantified a specific selection of these chemicals and has developed diagnostic methods to detect them in the blood. The Company's diagnostic kits are designed to provide a quick and accurate tool to quantifiably measure stress and its effects by identifying abnormal blood readings and measuring specific neurochemical levels.

CORPORATE BACKGROUND

The Company was created through articles of amalgamation filed pursuant to the provisions of the Business Corporations Act (Ontario) 1990, on September 21, 1995, upon the amalgamation of two predecessor companies, Winteroad Resources Limited and PenStar Wirecom, Ltd.

On December 10, 1997, the Company became the subject of a reverse takeover by two Canadian companies, Neuro-Biotech Inc. ("NBI") and 1246895 Ontario Inc., and changed its name to Neuro-Biotech Corporation. On April 27, 1998,
Neuro-Biotech's common shares began trading on the Canadian Dealing Network under the symbol, "NBIO."

The executive offices of the Company are located at 1020 Route de l'Eglise, Suite 600, Sainte-Foy, Quebec, G1V 3V9.

NEURO-BIOTECH INC.

NBI is the Company's operating subsidiary. NBI was founded to capitalize upon the technological base that had been established by its founder, Dr. Andree G. Roberge. Dr. Roberge conducted research at Laval University for over 20 years, focusing on stress mechanisms, with particular emphasis on the relationship between the brain and the whole body. During that period, Dr. Roberge, using a series of therapeutic molecules, developed kits that could aid in increasing the health and well-being of individuals suffering from stress-related and neuroscience-based diseases.

In 1979, Dr. Roberge was invited by the National Research Council of Canada to participate in a study on the mechanisms related to stress after cold exposure. Soon after this study, Dr. Roberge focused on the mechanisms involving the HPAS axis. This research provided the scientific foundation for Neuro-Biotech.

In 1982, Dr. Roberge developed a neurochemical experimental model for neurologic diseases, including Alzheimer's and Schizophrenia. By 1985, Dr. Roberge had characterized a bio-indicator and started to develop a new diagnostic tool to measure stress levels. This breakthrough served as the basis for Neuro-Biotech's first diagnostic kit, SymPath-TM-. In 1986, pre-clinical studies began for the Company's first three diagnostics kits.

In 1988, Logilab Inc. ("Logilab") was formed to concretely develop and commercialize the results of the research done by Dr. Roberge at Laval University. Logilab was incorporated under Part 1A of the Companies Act (Quebec) by articles of incorporation dated November 22, 1988. By articles of amendment dated July 23, 1996, Logilab changed its corporate name to Neuro-Biotech Inc.

In 1997, NBI acquired the intellectual property related to its diagnostic kit technology platform from Laval University for the amount of $3,000,000 payable in the form of a royalty at a rate of 3.5% of the Company's gross sales revenues, with no specified due date.

SCIENTIFIC BACKGROUND

Within the body, there are a number of systems designed to maintain homeostasis, or normal human functioning. These systems include: (1) the nervous system; (2) the endocrine system; and (3) the immune system. These systems work in concert to help the body adapt to changes, both physically and mentally, and to external stressors. Stressors from our environment are recognized and integrated within the brain. During this process, the brain transmits messages on how to react to specific areas of the body through chemicals known as neurotransmitters.

These neurotransmitters instigate a cascade of metabolic events that give rise to behaviors appropriate to stressful situations. Depending on the type of stress experienced, different metabolic reactions will result. For example, the reaction to joy within the body is not the same as the reaction to anger or distress. However, one mechanism is common to most neuroanatomical reactions to stress. Most stressful situations will induce stimulation of the HPAS axis.

The HPAS axis is one example of the capacity of humans to integrate information, manage it and develop physiological, biochemical and endocrine responses capable of maintaining a state of equilibrium. The HPAS axis is a central figure in the body's ability to maintain a process known as homeostasis, which enables the organism to maintain or restore the initial physiological and biochemical environment following a stressful event.

In humans, environmental and psychological stress can have widespread effects on an organism's balance and health. The metabolic events instigated by the HPAS axis may result, through a stimulation or an inhibition, in a change in the circulating level of catecholamines (noradrenaline and adrenaline) as well as other chemicals such as cortisol and aldosterone, each of which has metabolic effects on specific systems within the body, such as the cardiovascular system, the immune system or the endocrine system.

The functioning of the HPAS axis involves use of the central nervous system which is closely related to the endocrine and immune systems. The three systems form an indissociable trio that allows a dynamic equilibrium to be maintained. If the equilibrium is not maintained, induced neuro-endocrine or neuro-immune diseases will occur.

For over 20 years, Dr. Roberge has been studying the relationship between the brain and these peripheral systems as well as the communication pathways that manage these relationships. The Company's specific expertise is in neuroscience applied enzymology dedicated to understanding the relationship between the neurostransmitter families within the brain and their influence on the peripheral systems through the HPAS axis. It is through this HPAS axis that the brain is able to manage the mechanisms related to stressful situations and to maintain homeostasis responsible for the resistance of the organism to its psycho-social environment.

As a result of their research, Neuro-Biotech scientists have developed a technological platform to research, develop and design new diagnostic kits based on functional proteins as bio-indicators quantitatively measured in a finger-prick human blood sample. Through this technological platform, Neuro-Biotech researchers have been able to develop diagnostic kits that isolate a specific bio-indicator that measures the activity of the HPAS axis.

PLAN OF OPERATION

Capital constraints have severely limited the Company's plan of operation for fiscal year 2000. Neuro-Biotech has significantly reduced its research and development activities and is currently focusing its efforts on identifying strategic partners and negotiating marketing arrangements for the expanded distribution of SymPath-TM-. The Company is also in the process of filing applications for pre-market approval with the FDA to manufacture, sell and distribute SymPath-TM- in the United States. Neuro-Biotech expects to receive such approval in the current fiscal year.

Neuro-Biotech's current year strategy is to continue to establish alliances and royalty arrangements with leading manufacturers and distributors of diagnostic kits so that Neuro-Biotech can capitalize on established and proven distribution networks and global market strategies. Management believes that this strategy will expedite the time to market its products while providing Neuro-Biotech with added credibility in the marketplace.

The Company will rely significantly on its current-year SymPath-TM- revenues to fund the commercialization of two additional diagnostic kits, NB-S297 and NB-S397, in fiscal year 2001. The following chart summarizes the Company's anticipated development and commercialization schedule for SymPath-TM-, NB-S297 and NB-S397, based on its expectation of available resources and scientific progress.



--------------------------------------------------------------------------------------------------------------------------
                        PROOF OF       IN VITRO       IN VIVO       CLINICAL         HPB            ON            FDA
                        PRINCIPLE       STUDIES       STUDIES       STUDIES       LICENSING       MARKET       LICENSING
--------------------------------------------------------------------------------------------------------------------------
SymPath-TM-                 X              X             X             X              X              X           2000
NB-S297                     X              X             X            2000           2000          2001          2000
NB-S397                     X              X             X            2000           2001          2001          2001
--------------------------------------------------------------------------------------------------------------------------


The actual commercialization of SymPath-TM-, NB-S297 and NB-S397 may be longer than illustrated if the Company does not receive adequate funding.

Neuro-Biotech believes that the combined revenues from the sales of SymPath-TM-, NB-S297 and NB-S397, together with available tax credits, government grants and anticipated financing activities, will allow the Company to research and develop other diagnostic kits as well as a prescription and natural drugs for therapeutic use and nutraceutical applications. The Company also plans on developing a number of clinical laboratory services, including enzymatic analysis, both for use in in-house clinical studies and with the intention of commercializing such services based on the market penetration of its diagnostic kits.

PRODUCTS AND SERVICES

All products and services under development by Neuro-Biotech are intended to detect or prevent stress-related or neuroscience-based diseases.
Neuroscience-based diseases, broadly defined, include diseases with involvement of the central and peripheral nervous system.

In this respect, some targeted neuroscience-based diseases are listed below:



--------------------------------------------------------------------------------------------------------------------------
                                                    DISEASES OF THE      DISEASES OF THE        DISEASES OF THE
     DISEASES OF THE CENTRAL NERVOUS SYSTEM           NEURO-IMMUNE       NEURO-ENDOCRINE     NEURO-CARDIOVASCULAR
                                                         SYSTEM              SYSTEM                 SYSTEM
--------------------------------------------------------------------------------------------------------------------------
-    Neuro-                   -    Schizophrenia   -   AIDS                -    Addison's      -    Hypertension
     Degenerative                                                               Disease
     Diseases                 -    Burn Out        -   Arthritis                               -    Hypotension

                                                                           -    Cushing's
-    Alzheimer's              -    Panic           -   Cancer                   Syndrome
     Disease                       Syndrome

-    Parkinson's              -    Chronic
     Disease                       Fatigue

-    Psycho-
     Affective
     Disorders

--------------------------------------------------------------------------------------------------------------------------


Neuro-Biotech's products and services are organized into three main business units: Diagnostic Products Division, Therapeutic Products Division and Clinical Research Laboratory Services, as illustrated below:


                           -----------------
                             PRODUCT LINES
                           -----------------
-------------              -----------------                  -----------------
                                                                  CLINICAL
  DIAGNOSTIC                  THERAPEUTIC                         RESEARCH
   PRODUCTS                    PRODUCTS                          LABORATORY
                                                                  SERVICES
-------------              -----------------                  -----------------

-------------              -----------------                  -----------------
   IN VITRO                  DRUGS TO BE                          ENZYMATIC
DIAGNOSTIC KITS             PRESCRIBED FOR                         ANALYSIS
                           TARGETED DISEASES                   SPECIALIZED IN
                                                                NEUROSCIENCES
-------------              -----------------                  -----------------


DIAGNOSTIC PRODUCTS DIVISION

The Diagnostic Products Division is dedicated to the development of non-invasive, in vitro diagnostic kits that isolate a specific bio-indicator that measures the activity of the HPAS axis. To date, the Company has begun marketing outside of the United States one kit, SymPath-TM-. The Company expects to complete the research and development of two additional kits, NB-S297 and NB-S397, in fiscal year 2000.

SYMPATH-TM-

In 1999, the Company's first diagnostic product, SymPath-TM-, was licensed and authorized for commercialization by the Medical Devices Bureau of the HPB. In addition, SymPath-TM- received United States and international patents. Currently, SymPath-TM- is being distributed in the Middle East pursuant to an exclusive distribution agreement with Tutimpex Trading, Inc., through their agency, Royal Pharma, a distributor of healthcare products based in Egypt.

In SymPath-TM-, Neuro-Biotech has developed a simple non-invasive blood test that quantifiably measures sympathetic nervous system activity. The Company believes that SymPath-TM- can play a significant role in prevention, early diagnosis and therapeutic follow-up of stress-related conditions that are highly prevalent and costly throughout the world.

SymPath-TM- allows physicians and other health practitioners to use a clinical index that measures the amount of dopamine beta hydroxylase ("DBH") present in the human bloodstream. DBH is an enzyme that converts dopamine to noradrenaline ("NA") in nerve endings of the sympathetic nervous system ("SNS"). Electrical and chemical stimulation of the SNS triggers the secretion of DBH along with several chemical messengers including neurotransmitters such as NA. DBH levels persist in the blood after nerve stimulation making it a reliable indicator of NA secretion and SNS activity.

Neuro-Biotech believes that the value of SymPath-TM- lies in its ability to directly and routinely measure the activity of the SNS and the HPAS axis as a first clinical index of a disturbed activity and as a follow-up after initial drug therapy. By monitoring the activity of the SNS with SymPath-TM-, practitioners are able to establish an individual's ability to react to stress by measuring their variance from normal DBH levels and their capacity to return to initial levels after drug therapy.

Individuals that are unable to return to homeostasis within the body, and therefore have an elevated DBH reading, are at risk of developing a number of stress-related or stress-induced diseases including, but not limited to, depression, chronic fatigue, essential hypertension, ulcers and multiple sclerosis. Individuals with an abnormally low DBH reading may suffer from a neurological impairment that may prohibit normal activation of the SNS.

As a tool used during a routine physical exam, SymPath-TM- gives the caregiver a preventive tool for use in asymptomatic patients and provides a tangible measurement for individuals that may be denying the impact of stress on their physical health. In addition, the test is designed to provide individuals with a quantitative goal to gauge the effectiveness of lifestyle modifications and a stress management technique to be used repetitively in clinical follow-ups.

The Company believes that the benefits of SymPath-TM- include the following:

     - Assists in the early identification of asymptomatic individuals with limited ability to physically manage stress;

     - Assists in immediately identifying the root-cause of stress-related symptoms, and thus serves to reduce the number of physician visits and diagnostic tests that a patient must endure;

     - Useful in annual physicals for individuals at greater risk of stress-related illnesses;

     - Quantitative measure with clinical history could increase motivation level for lifestyle modifications, especially for individuals denying the impact that stress has on their health;

     - Useful for small subset of patients that complain of chest pain but investigations have not found any medical or cardiac cause;

     - Useful for patients with hypertension or angina where stress aggravates symptoms;

     - Helps identify "white coat hypertensives" (potentially twenty percent (20%) of patients treated for hypertension have an elevated blood pressure due to the presence of a physician or being in a medical environment);

     - Potential to be used in the early detection of Familial Mediterranean Fever, a genetically inherited disease affecting millions of people living in the Middle East; and

     -    Quantitative measures provide very useful research tools.

NB-S297

In NB-S297, Neuro-Biotech believes it has developed a sensitive and direct clinical tool that allows physicians and other health practitioners to identify abnormal HPAS axis functioning. NB-S297 requires a simple blood test to measure DBH levels in conjunction with iso-caproic acid ("ICA") , a chemical compound released through the action of the adrenocorticotrophic hormone ("ACTH"), thus providing insight into the functioning of the HPAS axis within the body.

This in vitro diagnostic kit makes it possible to recognize HPAS axis dysfunction, including situations of excessive adrenal activity such as is found in patients with Cushing's Syndrome which involves the over secretion of cortisol and aldosterone, as well as insufficient adrenal activity such as is found in patients with Addison's Disease where an abnormally low level of cortisol is released by the adrenals. The Company expects to complete clinical studies of NB-S297 in the current fiscal year and begin commercialization of NB-S297 in fiscal year 2001.

NB-S397

In NB-S397, Neuro-Biotech has developed a technique that allows practitioners and specialists to have a clinical diagnostic tool that monitors the relationship between the three peptide forms of DBH, specifically identified and characterized in regards to their involvement in neurodegenerative diseases such as Alzheimer's and psycho-affective illnesses such as Schizophrenia.

NB-S397 is intended to distinguish between various neuro-genomic illnesses such as Alzheimer's and Schizophrenia in respect to mental and pyscho-affective disturbances as well as in regards to the evolution of the symptoms in patients. In monitoring the relationship between the three peptides related to the DBH enzyme, Neuro-Biotech believes it has initiated a new approach to clinically and quantitatively identify each peptide related to DBH present in the blood in order to specifically distinguish the physio-pathological response of patients suffering from these diseases. As with NB-S297, the Company expects to complete clinical studies of NB-S397 in the current year and begin commercialization in fiscal year 2001.

Neuro-Biotech has also begun to research and develop several other diagnostic kits; however, the Company has curtailed such research and development due to its current capital restraints.

THERAPEUTIC PRODUCTS DIVISION

Through its Therapeutic Products Division, the Company believes that is has identified unique, natural-based compounds that can be used to treat targeted stress-related and neuroscience-based diseases. While the Company has suspended the validation of these compounds due to its current capital restraints, Neuro-Biotech believes that these compounds, in the form of prescription drugs and nutraceuticals, will be the first of their kind aimed at treating specific diseases and conditions. To date, the Company has targeted a portfolio of 50 plants for the central nervous system, 95 plants for the immune systems, 40 plants for the endocrine system and 80 plants for the cardiovascular system.

CLINICAL RESEARCH LABORATORY SERVICES DIVISION

Neuro-Biotech's laboratory equipment is state-of-the-art. In addition to performing the usual clinical biochemical analyses offered by medical laboratories, the Clinical Research Laboratory Services Division performs enzymatic analyses related to neuroscience. These enzymatic analyses are blood tests that are not currently available in public and private clinical laboratories. Currently, the Company utilizes this division solely to perform its own clinical studies and mini-trials. The Company has future plans to offer worldwide clinical services based on the Company's market penetration of its products and to create a diagnostic clinical reference library.

RESEARCH AND DEVELOPMENT

The Company's research and development efforts are devoted to the development of diagnostic kits, therapeutics and clinical laboratory services. Total research and development expense for 1999 and 1998 was $1,149,885 and $1,143,741, respectively. The research and development plans for fiscal year 2000 call for approximately $2.5 million in research and development costs. The Company plans on using SymPath-TM- revenues to fund this increase.

PATENTS AND PROPRIETARY INFORMATION

Neuro-Biotech pursues a policy of seeking patent protection for valuable patentable subject matter of its proprietary technology. The Company believes that patent and trade secret protection is important in its business, and that its success will depend, in part, on its ability to obtain strong patents, to maintain trade secret protection and to operate without infringing the proprietary rights of others.

The commercial success of products incorporating Neuro-Biotech's technologies may depend, in part, upon the Company's ability to obtain strong patent protection. Although Neuro-Biotech's patents, pending patent applications, and patents obtained in the future covering the Company's technologies may be of importance to future operations, there can be no assurance that any additional patents will be issued or that any patents, now or hereafter issued, will be of commercial benefit.

In 1999, the Company obtained a Medical Device License from the HPB for the commercialization of SymPath-TM- as well as a United States patent and an International PCT Registration recognized in 68 countries.

There has been, and the Company believes that there may be in the future, significant litigation in the industry regarding patent and other intellectual property rights and that, if the Company becomes involved in such litigation, it could consume substantial resources. Significant legal issues remain as to the extent to which patent protection may be afforded in the field of biotechnology in the United States, Canada and other countries, and the scope of any such protection has not yet been broadly tested. The Company, therefore, also relies upon trade secrets, know-how, and continuing technological advancement to develop and maintain its competitive position. Disclosure and use of the Company's know-how is generally controlled under agreements with the parties involved. In addition, the Company has confidentiality agreements with its key employees, consultants, officers and directors. There can be no assurance, however, that all confidentiality agreements will be honored, that others will not independently develop equivalent technology, that disputes will not arise as to the ownership of intellectual property, or that disclosure of the Company's trade secrets will not occur. Furthermore, there can be no assurance that others have not obtained or will not obtain patent protection that will exclude the Company from using its trade secrets and confidential information. To the extent that consultants or research collaborators use intellectual property owned by others in their work with the Company, disputes may also arise as to the rights to related or resulting know-how or inventions.

POTENTIAL MARKET SIZE

In 1997, Neuro-Biotech commissioned Ernst & Young (Toronto) to create a market potential assessment for the Company's diagnostic kits. The report, issued in 1997, concluded that the issue of stress-related illnesses was a growing concern around the world. The issue is of particular interest in the corporate world where the cost of stress is becoming a serious financial burden. The Ernst & Young report cited a 1997 Gallup Poll of 201 U.S. organizations which found that nearly 60% of all managers concluded that stress-related illnesses were pervasive among their workers. These managers also estimated that stress related illnesses cost the organization approximately 16 days of sick leave and $8,000 per person per year.(1)

Stress is also an issue outside of the workforce. Around the world, the incidence of stress-related illnesses continues to rise. Increased mental stress and an inability to effectively manage stress is increasingly implicated as a causative factor in predisposing individuals to a variety of illnesses. From peptic ulcers to migraines to hypertension to strokes to multiple sclerosis, the role of stress in the onset of disease is under increasing scrutiny. The Company believes that it could be possible that ineffective stress management has a role in the development of most illnesses.


------------------------------------
1. THE GROWTH OF EMPLOYMENT STRESS CLAIMS, Albert M. Drukteinis, M.D., J.D., New England Psychodiagnostics, 1997.

The market research conducted in 1997 by Ernst & Young found that stress was a contributing factor in at least 30% of the cases seen by general practitioners. With specialists, especially neurologists and endocrinologists, the proportion of stress-related complaints increases to as much as 70%. While stress is not usually the primary complaint, the underlying symptoms frequently identify mis-managed stress as a factor that is compromising the general health of the individual.

Neuro-Biotech believes that the ability to prevent or treat stress-related illnesses brings considerable value to individuals, practitioners and payers within a health system. Measuring an individual's ability to manage stress provides health care practitioners with a useful tool in preventing illness and monitoring health status. A number of physicians contacted in the research conducted by Ernst & Young indicated that a quantitative measure would assist in motivating individuals resistant to acknowledge that stress was having a physical effect on their body. The Company believes that it would also assist in providing feedback to patients on a stress management program or lifestyle modification program.

The Company's first three diagnostic kits are intended to be used sequentially as part of a clinical follow-up and a more accurate pharmacological therapy. At present, patients suffering from specific disease states consult their physicians from two to four times per year. Neuro-Biotech intends to reach these physicians and their patients through marketing strategies, including training and education.

SymPath-TM- addresses the market of annual checkups and general complete examinations. In the majority of industrialized countries, about 50% of adults have an annual check-up or some type of fatigue-related consultation as confirmed in Quebec by an extract of the Quebec Health Insurance Program 1995 annual statistic reports showing the number of consultations, including check-up and major examinations.

Market research with physicians tends to indicate a strong potential for the kits from insurance and employer requests through executive medicals. Currently over 20,000 executive medicals are performed annually in Canada at a cost ranging from $600 to $1,500. Within this market, the Company believes that the risk assessment capability of the diagnostic kits could provide exceptional value at negligible incremental costs.

Neuro-Biotech believes the competitive benefits of the diagnostic kits including their ease of use, relative inexpensiveness and accuracy will enable the company to achieve preferred status with practitioners in the management of stress, the treatment of stress-related illnesses and the diagnosis of adrenal abnormalities.

COMPETITION

In general, the pharmaceutical and biotechnology industries are characterized by rapidly evolving technology and intense competition. The Company's potential competitors include major pharmaceutical, diagnostic, chemical and biotechnology companies, many of which have financial, technical and marketing resources significantly greater than those of the Company. In addition, many biotechnology companies have formed collaborations with large, established pharmaceutical companies to support research, development and commercialization of products that may be competitive with those of the Company. Academic institutions, government agencies and other public and private research organizations are also conducting research activities and seeking patent protection and may commercialize products on their own or through joint ventures.

While a strong competitive environment generally exists in the pharmaceutical and biotechnology industries, the Company is not aware of any competition in the specific field of neuroscience-related diagnostic tools. Although large pharmaceutical companies have developed diagnostic tools using blood samples to evaluate various diseases, the Company believes that there are no diagnostic tools specifically related to the detection of stress-related diseases. The existence of these products, or other products or treatments of which the Company is not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of products developed by the Company.

Neuro-Biotech's diagnostic tools use a finger-prick blood sample to quantitatively measure a blood parameter and to track its variations according to different stressful events in order to prevent the disease and to have a more accurate diagnosis with regards to the involvement of the nervous system. Current methods of detecting individuals with a compromised ability to manage stress include a clinical history or clinical signs and symptoms such as elevated blood pressure, headaches, anxiety, reduced immune functioning or psychological symptoms. To the best of the company's knowledge there is no quantitative clinical measurement for stress currently available.

Current methods of diagnosing diseases of adrenal abnormalities such as Cushing's Syndrome and Addison's Disease are often expensive, time consuming and intrusive, requiring support from a health care facility such as a hospital. Many tests are expensive and are completed over a course of days.

Some of the current methods for detecting diseases related to the HPAS axis include the following:

CURRENT METHODS OF DIAGNOSING CUSHING'S SYNDROME

- 24-HOUR URINARY FREE CORTISOL LEVELS. This method involves measuring the amount of cortisol in urine collected over a 24-hour period. Elevated levels are diagnostic for Cushing's Syndrome and require that one of the tests described below be done to locate the cause.

- DEXAMETHASONE SUPPRESSION TEST. This test involves the administration of oral dexamethasone every 6 hours for 4 days, and testing of 24-hour urine collections from the day before and from each day of the test. A normal response should be a drop in blood and urine cortisol levels. In patients with Cushing's Syndrome, cortisol levels stay high. This test helps to distinguish between pituitary and ectopic ACTH producing tumors.

- CRH STIMULATION TEST. This test involves the injection of corticotrophin releasing hormones ("CRH"). Patients with pituitary adenomas usually experience a rise in blood levels of

     ACTH and cortisol, a response rarely seen in patients with ectopic ACTH syndrome and practically never in patients with cortisol-secreting adrenal tumors.

- DEXAMETHASONE-CRH TEST. The test is used to distinguish between Cushing's Syndrome and pseudo-Cushing's Syndrome. Elevations of cortisol during this test suggest Cushing's Syndrome.

- PETROSAL SINUS SAMPLING. This method involves measuring ACTH in samples of blood withdrawn from the veins which drain the pituitary. Levels of ACTH from the petrosal sinuses are compared with levels in the forearm vein. Higher levels in the petrosal sinus indicate the presence of a pituitary adenoma while similar levels suggest ectopic ACTH syndrome.

- RADIOLOGIC IMAGING. Procedures such as x-rays and MRI's are used to locate tumors and determine their size and location after a diagnosis has been established.

CURRENT METHOD OF DIAGNOSING ADDISON'S DISEASE

- ACTH STIMULATION TEST. In this test, blood and urine cortisol levels are measured before and after an injection of a synthetic form of ACTH. Blood cortisol is measured 30 and 60 minutes after the ACTH injection. The normal response is a rise in cortisol levels. Patients with adrenal insufficiency respond poorly or not at all. In a second test administered to poor responders, synthetic ACTH is injected over 48-72 hours, and blood and urine cortisol is measured the day before the test and during the injection period. Patients with primary adrenal insufficiency do not produce cortisol during the test period while patients with a secondary condition respond adequately on the second or third day.

- INSULIN-INDUCED HYPOGLYCEMIA TEST. Blood glucose and cortisol levels are measured before and 30, 45 and 90 minutes after an injection of fast-acting insulin. The normal response is for blood glucose levels to fall and cortisol levels to rise. The reverse occurs in patients with Addison's Disease.

Neuro-Biotech believes the competitive advantages of SymPath-TM- over the current testing methods described above include SymPath-TM-'s ease of use, relative inexpensiveness and accuracy.

MARKETING

The Company selects the markets to be penetrated based primarily on potential revenues and ease of entry. However, the Company is aware that additional factors will influence the selection of future markets, such as the market position of potential partners and the regulatory environment.

As additional capital is obtained, Neuro-Biotech intends to invest in targeted market studies as well as in market penetration analysis to tailor its promotion activities such as conferences, scientific and technical publications and specialized advertisements.

As noted previously, Neuro-Biotech intends to enter into royalty agreements with leading manufacturers and distributors for its products, taking into account market penetration strategies previously discussed. Estimated royalties have been determined based on the expected selling price of the diagnostic kits, as well as royalty percentages current in the market. The anticipated royalty per diagnostic kit varies from 5% to 15% of the selling price, depending on the nature of the market, its geographic location and the role assumed by the distributor.

EMPLOYEES

Neuro-Biotech currently has twelve (12) employees, compared to twenty two (22) in fiscal year 1998. The decrease in employees is directly related to the Company's current capital restraints. Neuro-Biotech's employees include researchers, professionals and a management team. The Company anticipates a minimal increase in the number of employees over the next fiscal year. Neuro-Biotech does not have a scientific advisory committee; however, the Company intends to create such a committee in fiscal year 2000 and is currently identifying potential members. In addition to Dr. Roberge, Neuro-Biotech has three key employees, Michel Charest, Dr. Sam Cooper and Pierre Savard.

     - Mr. Charest is Vice President, Services and Supplies, for NBI. He is a biochemist with significant experience in clinical biochemistry and enzymology. He is in charge of research and development logistics.

     - Dr. Sam Cooper is Director, Analytical Research. He has significant experience in pharmacognosy, classical neuro-pharmacology, analytical chemistry, quality control of active ingredients in pharmaceutical formulations, pharmacokinetics and drug metabolisms.

     - Mr. Savard is Director, Regulatory and Legal Affairs. He has more than ten years' experience in the Provincial Government and in the pharmaceutical industry. He was posted to the Premier's Cabinet and acted an ministerial representative under several Cabinet Ministers.

GOVERNMENTAL REGULATION

In Canada and the United States, the design, development, testing, manufacturing and marketing of biotechnology products are rigorously controlled by the HPB and the FDA, respectively. The laws of both countries require the licensing of manufacturing facilities, carefully controlled research and the testing of products.

In Canada, in vitro screening and diagnostic kits, such as those sold by Neuro-Biotech, are considered "medical devices." Copies of the instructions for use and labels of a medical device must be filed with the Bureau of Medical Devices of the HPB. Companies must also maintain records of test results showing the product is safe and performs as claimed.

In the United States, pursuant to the Federal Food, Drug, and Cosmetic Act and the regulations promulgated thereunder (the "FDC Act"), the FDA regulates the preclinical and clinical testing, manufacturing, labeling, distribution and promotion of medical devices. In the United States, medical devices are classified into one of three classes (i.e., Class I, II, or III) on the basis of the controls deemed necessary by the FDA to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls (e.g., labeling, premarket notification and adherence to current good manufacturing practices ("cGMPs"), and Class II devices are subject to general and special controls (such as performance standards, postmarket surveillance, patient registries, and FDA guidelines). Generally, Class III devices are those which must receive premarket approval by the FDA to ensure their safety and effectiveness (life-sustaining, life-supporting and implantable devices, or new devices which have been found not to be substantially equivalent to legally marketed devices).

Before a new device can be introduced in the market, the manufacturer must generally obtain FDA clearance or approval through either clearance of a 510(k) notification or approval of a premarket approval application ("PMA"). However, most Class I devices are now exempt from the FDA's market clearance requirements. A PMA application must be filed if a proposed device is not substantially equivalent to a legally marketed Class I or Class II device, or if it is a preamendment Class III device for which the FDA has called for PMA applications. A PMA application must be supported by valid scientific evidence to demonstrate the safety and effectiveness of the device, typically including the results of clinical trials, bench tests and laboratory and animal studies. The PMA application must also contain a complete description of the device and its components, and a detailed description of the methods, facilities and controls used to manufacture the device. In addition, the submission must include the proposed labeling, advertising literature and any training materials.

Once the FDA determines that the PMA application is sufficiently complete to permit a substantive review, the FDA will accept the application for filing and begin its review. Although the FDA has 180 days to review a PMA application, such reviews generally take one to three years, and may take significantly longer, from the date the PMA application is accepted for filing. During the review of a PMA application, an advisory committee likely will be convened to review and evaluate the application and provide recommendations to the FDA as to whether the device should be approved. The FDA is not bound by the recommendation of the advisory panel. In addition, prior to approval, the FDA generally will inspect the manufacturing facility to ensure compliance with applicable cGMP requirements.

If granted approval, the PMA application may include significant limitations on the indicated uses for which the product may be marketed, and the agency may require post-marketing studies of the device. If the FDA's evaluation of the PMA application or manufacturing facilities is not favorable, the FDA will deny approval of the PMA application or issue a "non-approval" letter. The FDA may determine that additional clinical trials are necessary, in which case approval may be delayed for one or more years while additional clinical trials are conducted and submitted. The PMA application process can be expensive, uncertain and lengthy, and a number of devices for which FDA clearance has been sought by other companies have never been approved for marketing. Modifications to a device that is the subject of an approved PMA application, its labeling or its manufacturing process may require approval by the FDA of PMA application supplements or new PMA applications. Supplements to a PMA application often require the submission of the same type of information required for an initial PMA application, except they are generally limited to that information needed to support the proposed change.

A 510(k) clearance will be granted if the submitted information establishes that the proposed device is "substantially equivalent" to a legally marketed Class I or Class II medical device or a preamendment Class III medical device for which the FDA has not called for PMA applications. In some cases, 510(k) submissions require clinical data. It generally takes from four to 12 months from submission to obtain 510(k) premarket clearance, but it may take longer. The FDA may determine that a proposed device is not substantially equivalent to a legally marketed device, or that additional information is needed before a substantial equivalence determination can be made. A "not substantially equivalent" determination, or a request for additional information could prevent or delay the market introduction of new products that fall into this category.

For any devices that are cleared through the 510(k) process, modifications or enhancements that could significantly affect safety or effectiveness, or constitute a major change in the intended use of the device, will require new 510(k) submissions. If human clinical trials of a device are required, whether for a 510(k) or a PMA application, and the device presents a "significant risk," the sponsor of the trial (usually the manufacturer or the distributor of the device) will have to file an IDE application prior to commencing human clinical trials. The IDE application must be supported by data, typically including the results of animal and laboratory testing. If the IDE application is approved by the FDA and one or more appropriate IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a "nonsignificant risk" to the patient, a sponsor may begin the clinical trial after obtaining approval for the study by one or more appropriate IRBs without the need for FDA approval.

Submission of an IDE does not give assurance that the FDA will approve the IDE and, if it is approved, there can be no assurance that the FDA will determine that the data derived from these studies supports the safety and efficacy of the device or warrants the continuation of clinical studies. Sponsors of clinical trials are permitted to sell investigational devices distributed in the course of the study provided such compensation does not exceed recovery of the costs of manufacture, research, development and handling. An IDE supplement must be submitted to and approved by the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness or the rights, safety or welfare of human subjects.

Although clinical investigations of most devices are subject to the IDE requirements, clinical investigations of in vitro diagnostic ("IVDs") tests are exempt from the IDE requirements, including FDA approval of investigations, provided the testing meets certain exemption criteria. IVD manufacturers must also establish distribution controls to assure that IVDs distributed for the purpose of conducting clinical investigations are used only for that purpose. Pursuant to current FDA policy, manufacturers of IVDs labeled for investigational use only ("IUO") or research use only ("RUO") are encouraged by the FDA to establish a certification program under which investigational IVDs are distributed to or utilized only by individuals, laboratories or health care facilities that have provided the manufacturer with a written certification of compliance indicating that the IUO or RUO product will be restricted in use and will, among other things, meet institutional review board and informed consent requirements.

Any devices manufactured or distributed by the Company pursuant to FDA clearance or approvals are subject to pervasive and continuing regulation, including routine inspections of facilities by the FDA. Manufacturers of medical devices for marketing in the United States are required to adhere to applicable regulations setting forth detailed cGMP requirements, which include testing, control and documentation requirements. Manufacturers must also comply with Medical Device Reporting ("MDR") requirements that a firm report to the FDA any incident in which its product may have caused or contributed to a death or serious injury, or in which its product malfunctioned and, if the malfunction were to recur, it would be likely to cause or contribute to a death or serious injury. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade Commission.

The Company is also subject to numerous laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. There can be no assurance that the Company will not be required to incur significant costs to comply with such laws and regulations in the future or that such laws or regulations will not have a material adverse effect upon the Company's ability to do business. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing clearances or approvals, and criminal prosecution.

RISK FACTORS

In addition to the other information in this Registration Statement, the following risk factors should be considered carefully in evaluating the Company and its business.

LIMITED OPERATING HISTORY; HISTORY OF LOSSES

An investment in the Company should be viewed in light of the risks and uncertainties inherently faced by a company in the early stages of development. Neuro-Biotech commenced operations in December 1997 and has incurred net losses in each quarter since its inception. As to date the Company has been engaged primarily in product research and development and has only recently begun the commercialization of its first product, SymPath-TM-. Accordingly, the Company has a limited operating history on which an evaluation of the Company's prospects can be made. Neuro-Biotech and its prospects must be considered in light of the risks, expenses and difficulties frequently encountered in the establishment of a business in an industry with evolving standards, and the development and commercialization of new products based on scientific discoveries.

The Company incurred net losses of $2,898,662 and $2,145,720 in fiscal 1998 and 1999, respectively. As of November 30, 1999, the Company had an accumulated deficit of $5,647,917. In addition, Neuro-Biotech intends over time to increase its level of expenditures in the areas of research and development. There can be no assurance that the Company's revenues will increase in future periods, that the Company will become profitable, if at all, on a quarterly or annual basis in the future or that any such profitability can be sustained.

ADDITIONAL CAPITAL REQUIREMENTS

Neuro-Biotech has incurred negative cash flows from operations since inception, and has expended, and will need to expend, substantial funds to complete its planned product development efforts, including:

     -    research and development;
     -    clinical studies and regulatory activities; and
     -    expansion of its marketing activities.

In addition, the Company expects that it will require additional capital either in the form of debt or equity, irrespective of whether and when it reaches profitability, for the following activities:

     -    working capital;
     -    further product development; and
     -    acquisition of additional products and technologies.

The Company's future capital requirements and the adequacy of its available funds depend on numerous factors, including:

     -    successful commercialization of its products;
     -    magnitude, scope and results of its product development efforts;
     -    progress of preclinical studies and clinical trials;
     -    progress of regulatory affairs activities;
     - costs of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights;
     -    competing technological and market developments; and
     - expansion of strategic alliances for the sale, marketing and distribution of its products.

Neuro-Biotech currently expects that its existing cash, together with decreased operating costs, and revenues generated by products sales and royalties will be adequate to fund its operations through fiscal year 2000. The Company can not give assurance that it will not consume its available capital resources before that time.

POSSIBLE UNAVAILABILITY OF OTHER FINANCING

There can be no assurance the Company will be able to obtain additional financing on acceptable terms, if at all. Neuro-Biotech may seek to raise additional capital through public or private offerings of equity or debt or through collaborative agreements, strategic alliances with corporate partners and others, or through other contractual arrangements with third parties. The Company may receive additional funds upon the exercise of common stock purchase warrants and stock options, but there can be no assurance that any warrants or stock options will be exercised or that the amounts received will be sufficient to meet the Company's capital needs. If adequate funds are not available, Neuro-Biotech may be required to delay, further scale back or eliminate one or more of its development programs or certain aspects of its operations, or to obtain funds by entering into arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its products, product candidates, technologies or potential markets, that the Company would otherwise not relinquish. If adequate funds are not available, business, financial condition and results of operations will be materially and adversely affected.

POTENTIAL FLUCTUATIONS IN OPERATING RESULTS

The Company's results of operations have fluctuated on an annual and quarterly basis and may fluctuate significantly from period to period in the future, due to, among other factors:

     -    variations in revenue from sales of and royalties from its products;
     - timing of regulatory approvals and other regulatory announcements relating to its products;
     -    variations in its marketing, manufacturing and distribution alliances;
     - timing of new product announcements and introductions by the Company and its competitors; and
     -    product obsolescence resulting from new product introductions.

Many of these factors, and others not listed above, are outside the Company's control. Due to one or more of these factors, the Company's results of operations may fall below the expectations of securities analysts and investors in one or more future quarters. If this happens, the market price of the Company's common stock could be materially and adversely affected.

DEPENDENCE ON MARKET ACCEPTANCE OF SYMPATH-TM- FOR REVENUES

SymPath-TM- was introduced to the market during the second half of fiscal year 1999 and is expected to account for a significant percentage of the Company's product-related revenue in the foreseeable future.

Because this product is expected to contribute the majority of the Company's revenues, Neuro-Biotech's business, financial condition and results of operations depends on its acceptance as a safe, effective and cost efficient alternative to other available treatment and diagnostic protocols by the medical community, including:

     -    health care providers, such as hospitals and physicians;
     -    third-party payors, including Medicare, Medicaid;
     -    private insurance carriers; and
     -    health maintenance organizations.

Neuro-Biotech believes that efforts to market SymPath-TM- to physicians and hospitals has been well received, based on statements by physicians to the Company's employees as to the benefits of SymPath-TM- and presentations on SymPath-TM- by physicians at medical association meetings.

However, training by physicians, technicians and other health care professionals is required before certain of the Company's products can be used for diagnosis or therapy. There can be no assurance that additional physicians will make this commitment or otherwise accept this product as part of their treatment practices.

DEPENDENCE ON STRATEGIC ALLIANCES

Neuro-Biotech's success depends in significant part upon the success of its collaborative partners. Because the Company's strategic alliance are responsible for its manufacturing and distribution activities, these activities are outside the Company's direct control. There can be no assurance that the Company's partners will perform their obligations with the Company. In the event that Neuro-Biotech's strategic partners do not successfully manufacture and distribute the Company's products, or breach their obligations, the successful commercialization of SymPath-TM- would not be achieved or would be delayed, and new product development could be inhibited, which could have a material adverse effect on the Company's business, financial condition and results of operations.

There can be no assurance that the Company will be able to maintain its existing collaborative arrangements; if they expire or are terminated, there can be no assurance that they will be renewed, or that new arrangements will be available on acceptable terms, if at all. In addition, there can be no assurance that any new arrangements or renewals of existing arrangements will be successful, that the parties to any new or renewed agreements will perform their obligations thereunder, or that any potential collaborators will not compete with the Company.

There can also be no assurance that Neuro-Biotech's existing or future collaborations will lead to the development of product candidates or technologies with commercial potential, that the Company will be able to obtain proprietary rights or licenses for proprietary rights for its candidates or technologies developed in connection with these arrangements, or that the Company will be able to ensure the confidentiality of proprietary rights and information developed in such arrangements or prevent the public disclosure thereof.

RISKS ASSOCIATED WITH MANUFACTURING

Neuro-Biotech's products must be manufactured through third-party manufacturers in compliance with regulatory requirements and at acceptable costs.

While Neuro-Biotech believes that the Company manufacturing arrangements currently address its needs for the production of SymPath-TM-, there can be no assurance that it will be able to continue to successfully outsource the manufacturing of its products. If the Company is unable to successfully manufacture or arrange for the manufacture of its products and product candidates, there would be a material adverse effect on its business, financial condition and results of operations.

The Company and its third party manufacturers are required to adhere to FDA regulations setting forth requirements for cGMP and similar regulations in other countries, which include extensive testing, control and documentation requirements. On going compliance with cGMP, labeling and other applicable regulatory requirements is monitored through periodic inspections and market surveillance by state and federal agencies, including the FDA, and by comparable agencies in other countries. Failure of Neuro-Biotech and its third-party manufacturers to comply with applicable regulations could result in sanctions being imposed on the Company, including fines, injunctions, civil penalties, failure of the government to grant premarket clearance or premarket approval of drugs, delays, suspension or withdrawal of approvals, seizures or recalls of products, operating restrictions and criminal prosecutions.

RISKS ASSOCIATED WITH REIMBURSEMENT BY THIRD-PARTY PAYORS

Neuro-Biotech's business, financial condition and results of operations will continue to be affected by the efforts of governments and other third-party payors to contain or reduce the costs of healthcare through various means. There have been, and the Company expects that there will continue to be, a number of federal and state proposals to implement government control of pricing and profitability of diagnostic and therapeutic products. In addition, an emphasis on managed care increases possible pressure on pricing of these products. While the Company cannot predict whether such legislative or regulatory proposals will be adopted or the effects such proposals or managed care efforts may have on the Company's business, the announcement of such proposals and the adoption of such proposals or efforts could have a material adverse effect on Neuro-Biotech's business, financial condition and results of operations. Further, to the extent such proposals or efforts have a material adverse effect on other companies that are prospective corporate partners for Neuro-Biotech, the Company's ability to establish strategic alliances may be materially and adversely affected.

Sales of the Company's products depend in part on the availability of reimbursement to the consumer from third-party payors, including Medicare, Medicaid, and private health insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services. There can be no assurance that the Company's products will be considered cost-effective and that reimbursement to consumers will continue to be available, or will be sufficient to allow the Company to sell its products on a competitive basis. Approval of Neuro-Biotech's products for reimbursement by a third-party payor may depend on a number of factors, including the payor's determination that the Company's products are clinically useful and cost-effective, medically necessary and not experimental or investigational. Reimbursement is determined by each payor individually and in specific cases. The reimbursement process can be time consuming and costly. If the Company cannot secure adequate third-party reimbursement for its products, there would be a material adverse effect on its business, financial condition and results of operations.

INTENSE COMPETITION IN THE BIOTECHNOLOGY AND PHARMACEUTICAL INDUSTRIES

The biotechnology and pharmaceutical industries are subject to intense competition from large pharmaceutical, biotechnology and other companies, as well as universities and research institutions.

Many of the competitors have, compared to Neuro-Biotech, substantial advantages with respect to their:

     - financial, marketing, sales, manufacturing, distribution and technological resources;
     -    sales and marketing expertise;
     -    distribution channels;
     - experience in establishing third-party reimbursement for their products;
     -    research and development expertise;
     -    experience in conducting clinical trials;
     -    experience in regulatory matters;
     -    manufacturing efficiency; and
     -    name recognition.

Due to this intensely competitive environment, there can be no assurance that the Company will be able to compete effectively against such existing or potential competitors or that competition will not have a material adverse effect on its business, financial condition and results of operations.

INTELLECTUAL PROPERTY RISKS

Neuro-Biotech is highly dependent upon proprietary technology and seeks to protect such technology through a combination of patents, licenses and trade secrets. The Company has applied for, obtained and licensed patents for certain proprietary aspects of its technology and processes in the United States and other countries. The Company is particularly dependent upon the enforceability of its patents with respect to SymPath-TM-. There can be no assurance that the Company's owned and licensed patents will prove to be enforceable or that additional patents will be issued. Neither can assurance be given that the technologies the Company uses do not infringe upon the proprietary rights of others, although the Company is not aware of any such infringement or any adverse claim. Insofar as Neuro-Biotech relies in part on trade secrets and unpatented know-how to maintain its competitive position, there can be no assurance that others will not independently develop similar or superior technologies or that the Company's trade secrets and know-how will not become known to others. Neuro-Biotech could incur substantial costs in seeking enforcement of its patents against infringement or preventing unauthorized use of its trade secrets by others, or in defending patent infringement claims brought against the Company.

Neuro-Biotech's success depends, in part, on its ability, and the ability of its collaborators or licensors, to obtain protection for products and technologies under United States and foreign patent laws, to preserve trade secrets, and to operate without infringing the proprietary rights of third-parties. Because of the substantial length of time and expense associated with development of new products, the biopharmaceutical industry places considerable importance on obtaining, and maintaining, patent and trade secret protection for new technologies, products and processes. The Company has obtained rights to certain patents and patent applications and may obtain or seek rights from third-parties to additional patents and patent applications. There can be no assurance that patent applications relating to its products or technologies will result in patients being issued, that any issued patents will afford Neuro-Biotech adequate protection, or that such patents will not be challenged, invalidated, infringed or circumvented. Furthermore, there can be no assurance that others have not developed, or will not develop, similar products or technologies that will compete with the Company's without infringing upon the Company's intellectual property rights.

Legal standards relating to the scope of claims and the validity of patents in the biotechnology industry are uncertain and still evolving, and no assurance can be given as to the degree of protection that will be afforded any patents Neuro-Biotech is issued or licensed from others. There can be no assurance that, if challenged by others in litigation, the patents the Company has been assigned or has licensed from others will not be found invalid. There can be no assurance that its activities would not infringe patents owned by others. Defense and prosecution of patent matters can be expensive and time-consuming and, regardless of whether the outcome is favorable to the Company, can result in the diversion of substantial financial, management and other resources. An adverse outcome could:

     -    subject the Company to significant liability to third parties;
     - require the Company to cease any related research and development activities and product sales; or
     -    require the Company to obtain licenses from third-parties.

No assurance can be given that any licenses required under any such patents or proprietary rights would be made available on terms acceptable to the Company, if at all. Moreover, the laws of certain countries may not protect the Company proprietary rights to the same extent as United States law.

Neuro-Biotech's success also depends on the skill, knowledge, and experience of its scientific and technical personnel. To help protect its rights, the Company requires all employees, consultants, advisors and collaborators to enter into confidentiality agreements that require disclosure, and in most cases, assignment to the Company, of their ideas, developments, discoveries and inventions, and that prohibit the disclosure of confidential information to anyone outside the Company. There can be no assurance, however, that these agreements will provide adequate protection for Neuro-Biotech's trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

PRODUCT DEVELOPMENT

Product development involves a high degree of risk. There can be no assurance that the product candidates the Company develops, pursues or offers will prove to be safe and effective, will receive the necessary regulatory approvals or will ultimately achieve market acceptance. The Company's product candidates will require substantial additional investment, laboratory development, clinical testing and regulatory approvals prior to their commercialization. There can be no assurance that Neuro-Biotech will not experience difficulties that could delay or prevent the successful development, introduction and marketing of new products. If the Company is unable to successfully develop and commercialize products on a timely basis or at all, or achieve market acceptance of such products, there could be material adverse effect on its business, financial condition and results of operations.

Before the Company obtains regulatory approvals for the commercial sale of any of its products under development, Neuro-Biotech must demonstrate through preclinical studies and clinical trials that the product is safe and efficacious for use in each target indication. The results from preclinical studies and early clinical trials may not be predictive of results that will be obtained in large-scale testing, and there can be no assurance that the Company's clinical trials will demonstrate the safety and efficacy of any products or will result in marketable products. A number of companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. In addition, there can be no assurance that product issues will not arise following successful clinical trials and FDA approval.

The rate of completion of clinical trials also depends on the rate of patient enrollment. Patient enrollment depends on many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the study. Delays in planned patient enrollment may result in increased costs and delays, which could have a material adverse effect on the Company's business, financial condition and results of operations.

GOVERNMENT REGULATION

Any products tested, manufactured or distributed by Neuro-Biotech or on its behalf pursuant to regulatory clearances or approvals are subject to pervasive and continuing regulation by numerous regulatory authorities, including the HPB and the FDA. Changes in existing requirements or adoption of new requirements or policies could adversely affect the Company's ability to comply with regulatory requirements. If the Company fails to comply with regulatory requirements, there could be a material adverse effect on its business, financial condition and results of operations. There can be no assurance that it will not be required to incur significant costs to comply with laws and regulations in the future or that laws or regulations will not have a material adverse effect upon its business, financial condition and results of operations.

Numerous governmental authorities (each a "Regulatory Agency"), principally the FDA in the United States and the HPB in Canada, and similar agencies in other countries, regulate the preclinical testing, clinical trials, manufacture and promotion of any medical devices Neuro-Biotech or its collaborative partners develop. The medical device development and regulatory approval process is lengthy, expensive, uncertain and subject to delays.

Any medical device the Company or its collaborative partners develop must receive Regulatory Agency approval before it may be marketed in a particular country. The regulatory process, which includes preclinical testing and clinical trials, varies from country to country, can take many years and requires the expenditure of substantial resources. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent Regulatory Agency approval.

Delays or rejections may be encountered based upon changes in Regulatory Agency policy during the period of development and/or the period of review of any application for Regulatory Agency approval for a medical device. These delays could adversely affect the marketing of any products the Company or its collaborative partners develop, impose costly procedures upon the Neuro-Biotech's activities, diminish any competitive advantages the Company or collaborative partners may attain and adversely affect the Company's ability to receive royalties.

There can be no assurance that, even after such time and expenditures, Regulatory Agency approvals will be obtained for any medical devices developed by or in collaboration with the Company. Moreover, if Regulatory Agency approval for a medical device is granted, such approval may entail limitations on the indicated uses for which it may be marketed that could limit the potential market for any such device. Furthermore, if and when such approval is obtained, the marketing, manufacture, labeling, storage and record keeping related to the Company's products would remain subject to extensive regulatory requirements. Discovery of previously unknown problems with a medical device, its manufacture, or its manufacturer may result in restrictions on such device, its manufacture, or its manufacturer, including withdrawal of the device from the market. Failure to comply with regulatory requirements could result in fines, suspension of regulatory approvals, operating restrictions and criminal prosecution.

The FDC Act requires that the Company's products be manufactured in FDA registered facilities subject to inspection. The manufacturer must be in compliance with cGMP, which imposes certain procedural and documentation requirements upon Neuro-Biotech and its manufacturing partners with respect to manufacturing and quality assurance activities. Noncompliance with cGMP can result in, among other things, fines, injunction, civil penalties, recalls or seizures or products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for medical devices, withdrawal of marketing approvals and criminal prosecution. If the Company or its manufacturing partners were to fail to comply with the requirements of cGMP, there could be a material adverse effect on the Company's business, financial condition and results of operations.

ATTRACTION AND RETENTION OF KEY PERSONNEL

Neuro-Biotech is highly dependent on Dr. Roberge and the other principal members of the Company's scientific staff, the loss of whose services might significantly delay or prevent the achievement of research, development or strategic objectives. The Company's success depends on its ability to retain key employees and to attract additional qualified employees. Competition for such personnel is intense, and there can be no assurance that the Company will be able to retain existing personnel and to attract, assimilate or retain additional highly qualified employees in the future.

ITEM 2.  DESCRIPTION OF PROPERTY

Neuro-Biotech's equipment and facilities are recently manufactured and designed to meet the international standards for pharmaceutical research and development activities. The Company has established Good Laboratory Practices ("GLPs") and standard operating procedures ("SOPs"). The Company's offices and laboratories are located in Sainte-Foy, Quebec. Neuro-Biotech occupies approximately 11,000 square feet of leased floor space in a building dedicated to the biotechnology industry. The lease expires on June 30, 2004. As of July 31, 1999, the Company acknowledged owing the landlord $741,554 for rent, utilities and leasehold improvements. On September 24, 1999, the Company entered into an agreement with the landlord in which $200,000 was payable at the signing of the agreement, and $541,554 was payable in five equal annual installments of $108,311 until June 1, 2004.

The Company owns a full complement of equipment used in all aspects of its research and development, including the following:



-------------------------------------------------------------------------------------------------
                              EQUIPMENT                                         APPROXIMATE VALUE
-------------------------------------------------------------------------------------------------
Analytical chromatographical systems (8-10)                                            $1,100,000
-------------------------------------------------------------------------------------------------
Automated clinical workstation (1)                                                       $105,000
-------------------------------------------------------------------------------------------------
Protein purification system (1)                                                           $75,000
-------------------------------------------------------------------------------------------------
Multiparameter system for cell separation (1)                                            $320,000
-------------------------------------------------------------------------------------------------
Centrifugation apparatus (2)                                                             $200,000
-------------------------------------------------------------------------------------------------
Other equipment                                                                          $400,000
-------------------------------------------------------------------------------------------------
                         TOTAL                                                         $2,200,000
-------------------------------------------------------------------------------------------------


The Company leases its laboratory equipment from Hewlett Packard (Canada) Ltd. under a capital lease expiring in August 2003. The lease balance at fiscal year end 1999 was $1,361,641. The lease is repayable in monthly installments of $31,060 including interest at 9.25%. Hewlett Packard (Canada) Ltd. has been chosen as Neuro-Biotech's major supplier, as the Company believes it offers the most sensitive analytical equipment as well as the related integrated software systems.

ITEM 3.  LEGAL PROCEEDINGS

There are no material legal proceedings involving Neuro-Biotech or any of its assets.

ITEM 4.  CONTROL OF REGISTRANT

The following table sets forth certain information regarding the beneficial ownership of the Company's common stock as of July 28, 2000 by each person who, to the knowledge of the Company, beneficially owned more than 10% of the common stock.



-------------------------------------------------------------------------------------------------
                                    NUMBER OF COMMON SHARES OWNED OR    PERCENTAGE OF OUTSTANDING
    NAME OF PERSON OR GROUP       CONTROLLED AS OF THE EFFECTIVE DATE         COMMON SHARES
-------------------------------------------------------------------------------------------------
Dr. Andree G. Roberge                          7,000,000                          26.92%
-------------------------------------------------------------------------------------------------
CDS & Co. (1)                                  16,207300                          62.32%
-------------------------------------------------------------------------------------------------
Directors and Officers as a
group (7 people, including Dr. Roberge)       10,812,078 (2)                      41.57%
-------------------------------------------------------------------------------------------------


(1) CDS & Co. is a depository/intermediary. The identity of the beneficial shareholders of these securities is not known to the Company.
(2) Includes stock options and warrants to acquire an aggregate of 2,574,745 common shares.


ITEM 5. NATURE OF TRADING MARKET

The common shares are listed and posted for trading over the counter on the Canadian Dealing Network ("CDN") under the stock symbol "NBIO" since April 27, 1998. The following table sets forth the high and low closing bid prices on the CDN and the volume of common shares traded for each fiscal quarter for the period indicated. All financial figures are expressed in Canadian Dollars.



-------------------------------------------------------------------------------------------------------
            FISCAL PERIOD                   HIGH ($)              LOW ($)                      VOLUME
                                            --------              -------                      ------
-------------------------------------------------------------------------------------------------------
YEAR ENDING NOVEMBER 30, 2000
-------------------------------------------------------------------------------------------------------
Second Quarter                                2.60                  0.75                      6,660,800
-------------------------------------------------------------------------------------------------------
First Quarter                                 2.45                  0.53                     11,254,627
-------------------------------------------------------------------------------------------------------
YEAR ENDING NOVEMBER 30, 1999
-------------------------------------------------------------------------------------------------------
Fourth Quarter                                0.80                  0.32                      3,745,915
-------------------------------------------------------------------------------------------------------
Third Quarter                                 0.70                  0.37                      1,886,101
-------------------------------------------------------------------------------------------------------
Second Quarter                                0.55                  0.32                      1,590,290
-------------------------------------------------------------------------------------------------------
First Quarter                                 0.45                  0.20                      1,240,698
-------------------------------------------------------------------------------------------------------
YEAR ENDING DECEMBER 31, 1998
-------------------------------------------------------------------------------------------------------
Fourth Quarter                                0.28                  0.15                       638,807
-------------------------------------------------------------------------------------------------------
Third Quarter                                 0.60                  0.22                      1,866,984
-------------------------------------------------------------------------------------------------------
Second Quarter                                0.95                  0.40                      2,731,436
-------------------------------------------------------------------------------------------------------


On July 28, 2000, the closing bid price of the common shares on the CDN was $0.50 per share.

To the best of the Company's knowledge, as of July 28, 2000, 321,286 common shares were held by 17 registered holders in the United States. The common shares currently are not listed for trading on any securities exchange in the United States. The common shares are not registered to trade in the United States in the form of American Depository Receipts or similar certificates.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments by the Company to non-residents. Dividends paid to United States residents, however, are subject to a 15% withholding tax or a 5% withholding tax for dividends if the shareholder is a corporation owning at least 10% of the outstanding voting shares of the corporation pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See "Item 7 - Taxation".

Except as provided in the Investment Canada Act (the "Act"), which has provisions that restrict the holding of voting shares by non-Canadians, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares under the laws of Canada or the Province of Ontario, or in the charter documents of the Company.

Management of the Company believes that the following general summary fairly describes those provisions of the Act pertinent to an investment in the Company by a person who is not a Canadian resident (a "non-Canadian").

The Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold identify, to either notify, or file an application for review with, Investment Canada, the federal agency created by the Act.

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

If an investment is reviewable under the Act, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

The following investments by non-Canadians are subject to notification under the
Act:

     1.   An investment to establish a new Canadian business; and

     2. An investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

     1. Direct acquisitions of control of Canadian businesses with assets of $5 million or more, unless the acquisition is being made by a World Trade Organization

          ("WTO") member country investor (the United States being a member of the WTO);

     2. Direct acquisitions of control of Canadian businesses with assets of $160 million or more by a WTO investor;

     3. Indirect acquisitions of control of Canadian businesses with assets of $5 million or more if such assets represent more than 50% of the total value of the assets of the entities the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review;

     4. Indirect acquisitions of control of Canadian businesses with assets of $50 million or more even if such assets represent less than 50% of the total value of the assets of the entities the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review; and

     5. An investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form.

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its direct or indirect Canadian parent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian direct or indirect parent of an entity carrying on the Canadian business. Control may be acquired through the acquisition of substantially all of the assets of the Canadian business. No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

A WTO investor, as defined in the Act, includes an individual who is a national or a member country of the WTO or who has the right of permanent residence in relation to that WTO member, a government or government agency of a WTO investor-controlled corporation, limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and WTO investors.

The higher thresholds for WTO investors do not apply if the Canadian business engages in activities in certain sectors such as uranium, financial services (except insurance), transportation services or media activities.

The Act specifically exempts certain transactions from either notification or review. Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities.

ITEM 7. TAXATION

CANADIAN TAXATION ISSUES

The following is a summary of the principal Canadian federal income tax considerations generally applicable in respect of the common shares. The tax consequences to any particular holders of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances.

This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, hold their common shares as capital assets and will not use or hold the common shares in carrying on business in Canada.

The following general discussion in respect of taxation is based upon the Company's understanding of the rules. No opinion was requested by the Company or provided by its auditors and lawyers.

Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, Article X of the tax treaty between Canada and the United States reduces to 15% the withholding tax on the gross amount of dividends paid to residents of the United States. A further reduction in the withholding tax rate on the gross amount of dividends to 5% for dividends paid in 1997 and thereafter where a United States corporation owns at least 10% of the voting stock of the Canadian corporation paying the dividends.

A non-resident who holds common shares as a capital asset will not be subject to taxes on capital gains realized on the disposition of such common shares unless such common shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada) and no relief is afforded under any applicable tax treaty. The common shares would be taxable Canadian property of a non-resident if, at any time during the five year period immediately preceding a disposition by the non-resident of such common shares not less than 25% of the issued shares of any class of the Company belonged to the non-resident, the person with whom the non-resident did not deal at arm's length, or to the non-resident and any person with whom the non-resident did not deal at arm's length. Article XIII of the tax treaty between Canada and the United States provides relief from Canadian tax on capital gains from the sale of common shares which are "taxable Canadian property" unless the person who disposes of the common shares:

     a) was resident in Canada for 120 months in the 20 years preceding the disposition;

     b) was resident in Canada at any time in the 10 years preceding the disposition; and

     c) the common shares were owned at the time the person ceased to be resident in Canada.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of certain United States federal income tax consequences that may apply to a "U.S. Holder" (as defined below) of common shares. This discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), the

Treasury Department regulations promulgated thereunder (the "Regulations"), published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS, and court decisions that are currently applicable, any or all of which could materially and adversely change at any time, possibly on a retroactive basis. In addition, the discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied at any time, possibly on a retroactive basis. The following discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares. No opinion was requested by the Company, or is provided by its lawyers and/or auditors, with respect to the United States federal income tax consequences described in the following discussion. Accordingly, holders and prospective holders of common shares should consult their own tax advisors about the United States federal, state, local and foreign tax consequences of purchasing, owning, and disposing of common shares.

U.S. HOLDERS

As used herein, a "U.S. Holder" includes a holder of common shares who is a citizen or resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, certain defined trusts and estates, and any other person or entity whose ownership of common shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

DISTRIBUTIONS ON COMMON SHARES

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income by those who itemize deductions. (See the detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares (and not subject to tax) and thereafter as gain from the sale or exchange of the common shares (which is taxable as capital gains). Preferential tax rates for long-term capital gains may apply to certain U.S. Holders who satisfy minimum holding period and other requirements. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

Dividends paid on the common shares generally will not be eligible for the dividends-received deduction available to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

FOREIGN TAX CREDIT

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Furthermore, a US Holder which is a domestic corporation may claim a deemed paid foreign tax credit based on the underlying income taxes of the Company.

Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States federal income tax liability that the U.S. Holder's foreign source income bears to his/her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be allocated to foreign and domestic sources. Complex rules govern this allocation process. There are further limitations on the foreign tax credit for certain types of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. The availability of the foreign tax credit, the deemed paid foreign tax credit, and the application of the limitations on the credit are fact-specific and holders and prospective holders of common shares should consult their own tax advisors regarding their individual circumstances.

DISPOSITION OF COMMON SHARES

A U.S. Holder will recognize gain or loss upon the sale of common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

OTHER CONSIDERATIONS

In the following four circumstances, the above sections of the discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares of the Company. However, on the basis of (a) the number of shareholders of its common shares, (b) the majority ownership of its shares by Canadian and other non-U.S. residents, and (c) the fact that the majority of its assets are actively managed (not passively held), the Company believes that it is neither a "Foreign Personal Holding Company," "Foreign Investment Company," "Passive Foreign Investment Company," nor a "Controlled Foreign Company."

FOREIGN PERSONAL HOLDING COMPANY

If at any time during a taxable year more than fifty percent (50%) of the total combined voting power or the total value of the Company's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States, and sixty percent (60%) or more of the Company's gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), the Company would be treated as a "foreign personal holding company" for United States federal income tax purposes. In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allowable portions of such passive income to the extent the Company does not actually distribute such income.

FOREIGN INVESTMENT COMPANY

If fifty percent (50%) or more of the combined voting power or total value of the Company's outstanding shares is held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts (as defined by Code Section 7701(a)(30)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gains.

PASSIVE FOREIGN INVESTMENT COMPANY

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which are held for the purpose of producing passive income.

The rules governing PFICs can have significant tax effects on U.S. shareholders of foreign corporations. Section 1297(a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, ither (i) seventy-five percent (75%) or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is fifty percent (50%) or more. The taxation of a U.S. shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion. U.S. persons should consult with their own tax advisors with regard to the impact of these rules.

CONTROLLED FOREIGN COMPANY

If more than fifty percent (50%) of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company or the total value of the stock of the Company ("United States shareholders"), the Company could be treated as a controlled foreign corporation under Subpart F of the Code.

This classification would trigger the application of many complex results including the required inclusion by such United States shareholders in income of their pro rata share of "Subpart F income" (as specifically defined by the Code) of the Company and the Company's earnings invested in U.S. property. In addition, regardless of the classification of the Company as a Controlled Foreign Corporation under Section 1248 of the Code, gain from the sale or exchange of common shares by a U.S. person who is or was a United States shareholder (as defined above) at any time during the five-year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F and Section 1248, and because it is not clear that the Company is a controlled foreign corporation, a more detailed review of these rules is outside of the scope of this discussion.

ITEM 8.  SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the Financial Statements and Notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial data included elsewhere in this Registration Statement. The consolidated statements of income and deficit for the years ended December 31, 1997, 1998 and the eleven months ended November 30, 1999 and the balance sheet data at December 31, 1998 and November 30, 1999, are derived from audited consolidated financial statements included elsewhere in this Registration Statement. The balance sheet data at December 31, 1997 is derived from audited consolidated financial statements not appearing elsewhere in this Registration Statement. The consolidated statements of income and deficit for the three months ended February 29, 2000 and March 31, 1999 are derived from unaudited financial statements included elsewhere in this Registration Statement. The Company's audited consolidated financial statements are prepared in Canadian generally accepted accounting principles which vary in certain respects from United States generally accepted accounting principles. In the case of the years ended November 30, 1999 and

December 31, 1998, the financial statements have been audited by Arthur Andersen, and in the case of the year ended December 31, 1997, the financial statements have been audited by Ernst & Young. See Note 16 to the financial statements for a discussion of the significant differences between Canadian and U.S. generally accepted accounting principles as they apply to the Company for the periods presented therein. Historical results are not necessarily indicative of future results and the results for interim periods are not necessarily indicative of results to be expected for the entire year.



                                                      YEAR ENDED                            THREE MONTHS ENDED
                                     ---------------------------------------------       ---------------------------
                                      NOVEMBER 30,    DECEMBER 31,     DECEMBER 31,        FEBRUARY 29,     MARCH 31,
                                         1999             1998             1997                2000           1999
                                     -------------    ------------     -------------       ------------     ----------
INCOME LOSS AND DEFICIT
Total revenue                            --             --                  90,000            434,400       --
Net loss from period                 (2,145,720)     (2,898,662)         (454,035)          (104,586)      (532,055)
Per share                                 (0.09)          (0.18)            (0.03)                N/A            N/A

BALANCE SHEET DATA (AT PERIOD END)

Total assets                           5,594,821       5,781,311         2,264,490                N/A            N/A
Total long-term debt                   4,242,102 (1)   3,947,091 (1)       608,384                N/A            N/A

U.S. GAAP RECONCILED AMOUNTS

Net loss for period                  (2,133,970)     (2,609,366)               N/A                N/A            N/A
Per share                                 (0.11)          (0.18)               N/A                N/A            N/A

(1) Includes capital lease obligations of $899,709 at November 30, 1999 and $1,023,032 at December 1998 as more fully described in Note 7 to the financial statements.


ITEM 9. MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH "SELECTED CONSOLIDATED FINANCIAL DATA" AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS REGISTRATION STATEMENT. THIS DISCUSSION AND ANALYSIS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING, BUT NOT LIMITED TO, THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS REGISTRATION STATEMENT.

GENERAL

Neuro-Biotech is a Canadian biotechnology company engaged primarily in the research, development and commercialization of non-invasive, in vitro diagnostic kits for use in early detection and prevention of stress-related and neuroscience-based diseases. The kits are designed for use by physicians during routine examinations as a screening device for determining at-risk patients and as a follow-up after initial drug therapy. The kits require only a finger-prick blood sample to identify abnormal blood readings that were previously undetectable.

In 1999, SymPath-TM- became the Company's first diagnostic kit to receive Canadian, United States and international patent recognition, and it is currently Neuro-Biotech's only diagnostic kit in commercial production. Neuro-Biotech has obtained a Medical Device License from the HPB which authorizes the Company to manufacture and distribute SymPath-TM- within Canada and the countries that recognize HPB regulations. The Company is in the process of filing applications with the United States Food and Drug Administration.

Neuro-Biotech believes that SymPath-TM- is the only quantitative, reliable diagnostic test available to biochemically and clinically measure an individual's stress level. SymPath-TM- allows physicians to use a simple blood sample to diagnose such stress-related diseases as hypertension, anxiety, depression, burn-out, panic syndrome and chronic fatigue syndrome. In December 1999, the Company entered into its largest contract for the distribution of SymPath-TM-. The agreement calls for the distribution of 575,000 SymPath-TM-kits throughout the Middle East, and is expected to generate revenues of approximately $3.4 million (US$2.3 million). In February 2000, 75,000 SymPath-TM- kits were distributed pursuant to such agreement at US$4.00 per kit. The US$4.00 price per kit is guaranteed if the remaining 500,000 tests are delivered before February 15, 2001. The Company plans on using SymPath-TM-revenues to fund the commercialization of two additional diagnostic kits in fiscal year 2001. These two kits, NB-S297 and NB-S397, are based on the same technological platform as SymPath-TM- and, subject to approval of regulatory authorities, will be targeted for the global market, subject to capital availability and other resources. The Company also hopes to research and develop prescription and natural drugs for use in the treatment of stress-related and neuroscience-based diseases and to utilize its state-of-the-art facilities to offer worldwide clinical services and to develop a diagnostic clinical reference library. Capital restraints have recently curtailed these activities.

The scientific basis for Neuro-Biotech's products is applied neuroscience enzymology. The Company has expertise in understanding the neurochemical interactions between the nervous system, the endocrine system and the immune system. Following a stressful event, these three systems work together to protect the body by releasing various chemicals through the HPAS axis. These chemicals help the body restore homeostasis, or normal human functioning, thus enabling the body to maintain or restore initial physiologic and biochemical balances after a stressful event. Neuro-Biotech has characterized and quantified a specific selection of these chemicals and has developed diagnostic methods to detect them in the blood. The Company's diagnostic kits are designed to provide a quick and accurate tool to quantifiably measure stress and its effects by identifying abnormal blood readings and measuring specific neurochemical levels.

During fiscal year 1999, the Company changed its fiscal year-end from December 31 to November 30 to coincide with its operating subsidiary, Neuro-Biotech Inc. Although fiscal year 1999 is presented in an eleven-month period, it includes twelve months of operations for Neuro-Biotech Inc., the Company's operating subsidiary. While the Company was in existence for less than one month in fiscal year 1997, for comparison purposes, the fiscal year 1997 financial statements include twelve months of operations of Neuro-Biotech Inc.

RESULTS OF OPERATIONS

YEARS ENDED NOVEMBER 30, 1999 ("FISCAL 1999"), DECEMBER 31, 1998 ("FISCAL 1998") AND DECEMBER 31, 1997 ("FISCAL 1997")

REVENUES. Neuro-Biotech began commercialization of its first diagnostic kit in December 1999, and, therefore, the Company did not realize revenues from product sales during Fiscal 1999, 1998 or 1997. The $90,000 of revenues realized in 1997 resulted from research services performed by Neuro-Biotech Inc. for a third party.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses were $1,149,885 in Fiscal 1999, $1,143,741 in Fiscal 1998 and $163,538 in Fiscal
1997. These expenses principally reflect product development efforts and support for various ongoing clinical trials involving, principally, SymPath-TM- as well as the Company's other projected diagnostic products.

MARKETING EXPENSES. Marketing expenses were $312,399 in 1999, $124,144 in 1998 and $206,733 in 1997. These expenses reflect marketing efforts for SymPath-TM- and expenses relating to the Company's initial market assessment activities. The 1999 increase from 1998 is due to the formation of a separate marketing department in the first quarter of 1999. The marketing department was comprised of three employees and was active through the first half of 1999. In June 1999, the marketing department was terminated due to capital restraints. The 1998 decrease from 1997 is due to various market assessment projects performed by Ernst & Young (Toronto) during Fiscal 1997 and costs relating to the formation of the Company's business plan.

ADMINISTRATIVE EXPENSES. Administrative expenses were $555,585 in 1999, $1,581,893 in 1998 and $127,671 in 1997. The 1999 decrease from 1998 is due to the following: (i) in 1998 the Company incurred fee and charges of approximately $500,000 relating to financing; (ii) in 1999 the Company sub-contracted various financing and accounting services resulting in a savings of approximately $150,000 in 1999; (iii) 1998 professional fees were approximately $100,000 higher compared to 1999; and (iv) the Company implemented various other cost containing efforts in 1999.

FINANCIAL EXPENSES. Financial expenses represent the net difference between interest revenue and interest expense. Financial expenses were $168,851 in 1999, $98,884 in 1998 and nil in 1997. These expenses principally reflect fees related to borrowings. The increase in 1999 from 1998 is due to the cost of servicing debt for a full year compared to 1998.

THREE MONTHS ENDED FEBRUARY 29, 2000 ("FIRST QUARTER 2000"), MARCH 31, 1999 ("FIRST QUARTER 1999")

REVENUES. The $434,400 of revenues during the First Quarter 2000 reflect the Company's first sales of SymPath-TM-. An initial order of 75,000 SymPath-TM-kits was shipped to the Middle East in February 2000. The Company did not realize revenues during the First Quarter 1999.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses were $193,996 during the First Quarter 2000, $293,813 during the First Quarter 1999. These expenses principally reflect product development efforts and support for various ongoing clinical trials involving, principally, SymPath-TM- as well as the Company's other projected diagnostic products.

MARKETING EXPENSES. Marketing expenses were $10,783 during the First Quarter 2000 and $93,009 during the First Quarter 1999. These expenses principally reflect marketing efforts for SymPath-TM-. The First Quarter 2000 decrease is due to various cost containing efforts implemented during the second half of Fiscal Year 1999.

ADMINISTRATIVE EXPENSES. Administrative expenses were $173,126 during the First Quarter 2000 and $141,674 during the First Quarter 1999.

FINANCIAL EXPENSES. During the First Quarter 2000 the Company had net interest revenue of $12,189 compared to net interest expense of $3,559 during the First Quarter 1999. The net interest revenue in the First Quarter 2000 is due to decreases in interest expense relating to the Company's financing.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash, cash equivalents and short-term investments were $651,057 as of November 30, 1999, compared to $105,000 as of December 31, 1998 and $703,315 in 1997. The increase from 1998 is due to proceeds remaining from a private placement completed in Fiscal 1999. The cash used for operating activities in Fiscal 1999 was $1.2 million compared to $2.1 million in Fiscal 1998. The decrease in cash used for operating activities from 1998 was primarily due to lower spending in all areas as a result of the Company's capital restraints. The cash used for operating activities in the First Quarter 2000 was $446,113 compared to $591,882 in the First Quarter 1999.

Historically, the Company has met its working capital requirements through financing transactions involving the private placement of equity securities or equity equivalents. During 1999, the Company completed private placements of common shares and common share purchase warrants, yielding net proceeds of approximately $2.8 million. Also, after year-end, the Company received cash considerations of approximately $1.6 million through the exercise of warrants and options.

The Company's capital and operating requirements may change depending upon various factors, including: (i) whether the Company and its strategic partners achieve success in manufacturing, marketing and commercialization of its products; (ii) the amount of resources which the Company devotes to clinical evaluations and the expansion of marketing and sales capabilities; and (iii) competitive and technological developments.

The Company has incurred negative cash flows from operations since its inception, and has expended, and expects to continue to expend in the future, substantial funds to implement its planned product development efforts, including research and development, clinical studies and regulatory activities, and to further its marketing and sales programs. The Company expects that its existing capital resources as of November 30, 1999 will be adequate to fund the Company's operations through Fiscal 2000. No assurances can be given that the Company will not consume a significant amount of its available resources before that time. In addition, the Company expects that it will have additional requirements for debt or equity capital, irrespective of whether and when it reaches profitability, for further development of products, product and technology acquisition costs, and working capital.

The Company has curtailed operations to meet existing capital constraints. At these reduced levels of operations, the Company's monthly operating loss is approximately $125,000 to $150,000. The Company will not be able to achieve its business plan without additional personnel and capital resources. Management estimates that if properly funded, achievement of the Company's business plan would entail a current monthly operating loss of $225,000 to $300,000 over a period of 24 months until the Company could reasonably expect cash flow from operations to sustain required levels of activity and a projected capital requirement of $15,000,000.

The Company's future capital requirements and the adequacy of available funds will depend on numerous factors, including the successful commercialization of its products, progress in its product development efforts, magnitude and scope of such efforts, progress with clinical trials, progress with regulatory affairs activities, the costs of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights, competing technological and market developments, and the expansion of strategic alliances for the sales, marketing, manufacturing and distribution of its products. Since the Company currently has very limited available funds and revenues are insufficient to meet current or planned operating requirements, the Company must obtain additional funds through equity or debt financing, strategic alliances with corporate partners and others, or through other sources. There can be no assurance that the financing commitments described above or other financial alternatives will be available when needed or at terms commercially acceptable to the Company or that the Company would have adequate authorized unissued shares available for issuance without stockholder approval. If adequate funds are not available, the Company may be required to delay, further scale back or eliminate certain aspects of its operations or attempt to obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies, product candidates, products or potential markets. If adequate funds are not available, the Company's business, financial condition and results of operations will be materially and adversely affected.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Neuro-Biotech's operating results are reported in Canadian dollars. It is expected that the majority of the Company's revenues will be generated in foreign currencies, including a significant portion in U.S. dollars, while the Company's expenses will be generated in Canadian dollars. The exchange rate between the Canadian dollar and foreign currencies has generally varied significantly over the past five years. To the extent that foreign currency revenues are greater than expenses in a strengthening foreign currency environment, there will be a positive impact on Neuro-Biotech's income from operations. Conversely, if foreign currency revenues are greater than foreign currency expenses in a weakening foreign currency environment, there will be a negative impact on the Company's income from operations. This exchange rate risk, on an annual basis, primarily reflects the impact of fluctuating exchange rates on the net difference between total foreign currency revenues and foreign currency expenses.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

The names and positions with the Company of each director and executive officer are:


-----------------------------------------------------------------------------------------------------
     NAME                      POSITION(S)                           DATE ELECTED OR APPOINTED
----------------------     -----------------------------------   ------------------------------------
Dr. Andree G. Roberge      Chair of the Board                    December 1997
                           of Directors
Albert Barbusci            Director, President and Chief         Director: February 1999.  President
                           Executive Officer                     and Chief Executive Officer: August
                                                                 1999

Daniel Bourgeois           Director, Secretary                   Director and Secretary: August 1998

Morden C. Lazarus          Non-executive Director                December 1997
David H. Wolk              Non-executive Director                December 1997
Dane Bedward               Non-executive Director                August 1998
Anthony Barbusci           Acting Vice President - Finance and   June 1999
                           Chief Financial Officer


The Company's directors are elected by shareholders at each annual meeting or, in the event of a vacancy, appointed by the Board of Directors then in office to serve until the next annual meeting or until their successors are duly elected and qualified. The Company's executive officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors.

Anthony Barbusci is the acting Vice President - Finance and Chief Financial Officer of the Company, and he is the brother of Albert Barbusci, a director and the President and Chief Executive Officer of the Company.

PROFILES OF DIRECTORS AND EXECUTIVE OFFICERS

The following are profiles of the directors and executive officers, including their principal occupations during the five years prior to the date hereof.

MR. ALBERT BARBUSCI -- DIRECTOR, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mr. Barbusci has been for the past five (5) years and currently is the owner and Chairman of the marketing firm of Cadence Communications Inc. In 1991 he founded Events International Meeting Planners Inc. ("EIMP"), a professional services conference organizer. From 1991 to 1998 Mr. Barbusci served as President of EIMP. Currently and since 1998 he has served as the Vice Chairman of EIMP. From 1995 to 1999, Mr. Barbusci served as the Chief Executive Officer of Dentsu-Cadence Canada Inc.

DR. ANDREE G. ROBERGE -- CHAIR OF BOARD OF DIRECTORS

From 1989-1994, Dr. Roberge was General Director and Scientific Director of the Armand Frappier Institute. From 1994-1997, she was Director of the Health Center of the Institute National de la Recherche Scientifique. Since 1997, Dr. Roberge has been and currently is President and CEO of Neuro-Biotech Inc, the Company's wholly-owned operating subsidiary.

MORDEN C. LAZARUS -- DIRECTOR

Currently and for the past 34 years, Mr. Lazarus has been a practicing solicitor in Quebec. He is currently a senior partner at Lazarus, Charbonneau, a Quebec-based law firm. Since December 1998, Mr. Lazarus has been and currently is Chairman of ISee3D Corporation. Since June 1999, Mr. Lazarus has been and currently is a director of Eiger Technologies Inc., and since November 1999, he has been and currently is a director of United Tote Canada Inc.

DAVID H. WOLK -- DIRECTOR

Currently, Mr. Wolk is an independent businessman providing private counsel for financial and investor relations communications to Canadian publicly traded companies. From 1997 to 1999, he served as Senior Vice President of National Public Relations Ltd., a company comprising of advanced technology, healthcare, financial/corporate and consumer products practice groups. From 1993 to 1997, Mr. Wolk served as Senior Vice President and General Manager of Hill & Knowlton, Toronto, a communications consulting company.

DANIEL BOURGEOIS -- DIRECTOR AND SECRETARY

Currently and since 1996, Mr. Bourgeois has been a member of the law firm of Pothier Delisle. He has also held positions as a tax policy officer with both the Canadian and Quebec governments between 1982 and 1986. Mr. Bougeois has held several other concurrent posts including a professor of tax law at Laval University in Quebec City and a professor of business law at the Bar School Association. He holds a bachelor of business degree, a bachelor degree in law and a master degree in taxation.

DANE BEDWARD -- DIRECTOR

Currently and since 1998, Mr. Bedward has been the Vice President and General Manager of Genzyme Corporation Inc. (US); a leading medical and pharmaceutical company. Prior to that and since 1995, he has held various positions within Genzyme Canada Inc., including Area Manager and President/Managing Director. From 1991-1995, he served as Director of International Marketing of MDS Nordion Inc.

ANTHONY BARBUSCI -- ACTING VICE PRESIDENT - FINANCE AND CHIEF FINANCIAL OFFICER

From 1994 to 1998, Mr. Barbusci was Vice President, Finance and Administration, of both Cadence Communications Inc. and Events International Meeting Planners Inc. From 1990 to 1994, Mr. Barbusci was Regional Vice President of Prenor Trust Company of Canada.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS
EXECUTIVE COMPENSATION

The Company has six (6) directors, two (2) of whom are executive officers. The total cash remuneration, including the reimbursement of expenses, paid or accrued during Fiscal 1999 to all members of management (all directors, executive officers and any other key personnel who were employed by the Company or its subsidiaries or retained on a consulting basis) was $426,795. Pursuant to a resolution adopted at a Board of Directors' meeting held on February 22, 1999, directors receive options to purchase 6,250 common shares for each Board of Directors' meeting that they attend.

The Company has in place a stock option plan, which was approved by the Company's shareholders at the annual and special meeting of shareholders held on December 10, 1997 (the "Plan"). The Plan has been established to provide incentives to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the Directors of the Company. The Plan provides that options will be issued to employees, directors and other persons or companies providing management or consulting services to the Company or its subsidiaries. The maximum number of common shares available under the Plan is 5,000,000.

Options issued pursuant to the Plan have an exercise price as determined by the Board of Directors of the Company, provided that the exercise price shall not be less than the price permitted by any stock exchange on which the common shares are then listed.

As of November 30, 1999 the total options granted and outstanding was 2,167,500. Subsequent to the year-end, 100,000 common shares were issued upon the exercise of 100,000 options.

The Company does not have a pension, retirement, or similar plan.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

STOCK OPTIONS

The following table sets forth details with respect to the outstanding stock options as of July 28, 2000.



                                                                                                        MARKET VALUE OF
                                                                       NUMBER OF COMMON                   SECURITIES
                                                                             SHARES                       UNDERLYING
                                                     EXPIRATION             RESERVED        EXERCISE      OPTIONS ON
        OPTIONEE CATEGORY           DATE OF GRANT      DATE               UNDER OPTION       PRICE       DATE OF GRANT
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Directors (of the Company or       May 4, 1999      Feb. 22, 2009              131,250       $0.43           $0.43
its subsidiaries) who are not
Executive Officers (4)             Nov. 23, 1999    Nov. 23, 2009              443,750       $0.50           $0.50
-------------------------------------------------------------------------------------------------------------------------
Executive Officers (3)             May 4, 1999      Feb. 22, 2009              118,750       $0.43           $0.43

                                   July 17, 1999    July 16, 2009              774,750       $0.37           $0.37

                                   Nov. 23, 1999    Nov. 23, 2009              494,000       $0.50           $0.50
-------------------------------------------------------------------------------------------------------------------------
Other Employees of the             April 15, 1998   March 23, 2002              31,800       $1.00           $1.00
Company (8)
                                   Feb. 22, 1999    Feb. 21, 2009               75,000       $0.43           $0.43
-------------------------------------------------------------------------------------------------------------------------
Other Persons or                   Feb. 1, 2000     Feb. 1, 2010             1,740,000       $0.58           $0.58
Corporations
-------------------------------------------------------------------------------------------------------------------------


WARRANTS

The Company has also issued common stock purchase warrants in connection with several private placements. The common share purchase warrants outstanding as of July 28, 200 from these private placements are as follows:




----------------------------------------------------------------------------------------------------------------------
           NAME                 WARRANT             GRANT            EXPIRATION DATE        NUMBER           EXERCISE
                                 TYPE               DATE                                  OUTSTANDING          PRICE
----------------------------------------------------------------------------------------------------------------------
Cadence Communications         Series B       November 30, 1998     November 30, 2000       612,245            $0.75
Inc.(1)
----------------------------------------------------------------------------------------------------------------------
Roytor & Co.                   Series D        August 5, 1998         August 5, 2000       1,000,000           $0.50
----------------------------------------------------------------------------------------------------------------------
Tutimpex Trading Inc.          Series E         March 7, 1999         March 7, 2001         400,000            $0.40

Multivox Marketing Inc.                       February 21, 1999     February 21, 2001        50,000            $0.40
----------------------------------------------------------------------------------------------------------------------
Said Mabrouky                  Series G         June 23, 1999         June 23, 2001         500,000            $0.50

Spectral Enterprises Ltd.                       July 30, 1999         July 30, 2001        1,750,000           $0.50

Keen Sing Industries Ltd.                       July 30, 1999         July 30, 2001         600,000            $0.50

Y.B. Investments Corp.                          July 30, 1999         July 30, 2001        1,000,000           $0.50
----------------------------------------------------------------------------------------------------------------------


(1) Albert Barbusci, director and the President and Chief Executive Officer of Neuro-Biotech, is also the owner and Chairman of Cadence Communications Inc.

As of July 28, 2000, the directors and officers of the Company and its subsidiaries collectively held stock options and warrants to acquire an aggregate of 2,574,745 common shares. This amount includes the 612,245 warrants owned by Cadence Communications Inc. where Mr. Albert Barbusci is the owner and Chairman.


ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

In July 1999, one insider of the Company had a material interest in a transaction which may be considered material to the Company. Specifically, in July 1999, the law firm of Lazarus Charbonneau (of which Morden C. Lazarus, a director of the Company, is a principal) subscribed for an aggregate of 533,333 common shares of the Company for an aggregate subscription price of $240,000. In consideration for the foregoing issuance, Lazarus Charbonneau agreed to forgive the Company from the repayment of certain debts owing to Lazarus Charbonneau in an amount equal to the subscription price.

During Fiscal 1998 and 1999, the Company paid approximately $120,000 to the law firm of Pothier Delisle for legal services. At the time of the services, Daniel Bourgeois was a lawyer with Pothier Delisle and a director of Neuro-Biotech.

In November 1998, Cadence Communications Inc. subscribed for an aggregate of 612,245 units of the Company, each unit being comprised of one common share and one Series B common stock purchase warrant for an aggregate subscription price of $300,000. Albert Barbusci is the owner and Chairman of Cadence Communications Inc. At the time of the transaction, Mr. Barbusci was not a director, officer or employee of Neuro-Biotech; however, he is currently a director and the President and Chief Executive Officer of the Company. Consideration for the units was paid by Cadence Communications Inc. in the form of a $100,000 payment and marketing services rendered to Neuro-Biotech valued at $200,000.

In June 1999, the Company entered into an agreement with Albert Barbusci in which Mr. Barbusci agreed to facilitate a minimum initial financing of $2,000,000 for the Company through various private placements in exchange for:
(1) 1,000,000 stock options to be issued to Mr. Barbusci; (2) Mr. Barbusci to be named President-Elect and Chief Operating Officer; (3) Mr. Barbusci to be given sole responsibility for all financial matters, marketing and administration of the business of Neuro-Biotech Corporation and Neuro-Biotech Inc., including being the sole signatory of the bank account of both accounts; (4) 200,000 options to be issued to his brother, Anthony Barbusci; (5) Anthony Barbusci to be appointed acting Vice President - Finance and Chief Financial Officer of the Company.

                                     PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

Neuro-Biotech's authorized capital is comprised of an unlimited number of common shares of which 26,006,533 common shares are currently issued and outstanding and 5,000,000 are reserved for issuance under the Company's stock option plan. (See Item 12 "Options to Purchase Securities from Registrant or Subsidiaries.")

Holders of common shares are entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of the Company. Each share carries one vote at any meeting. Hence, holders of a majority of common shares can elect all directors of the Company and other shareholders would not be able to elect any other director.

Holders of common shares are entitled to dividends as and when declared by the directors, and upon liquidation, to receive such assets of the Company as may be distributable to such holders. The common shares have no preemptive rights and are not convertible into any other security. There is no sinking fund applicable to the common shares and the holders are not subject to assessment by Neuro-Biotech.


                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

Not applicable.

ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

Not applicable.

ITEM 17. FINANCIAL STATEMENTS

See "Financial Statement" beginning on page F-1.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

     (a) Index to Financial Statements of Neuro-Biotech Corporation



     Arthur Andersen report on the consolidated financial statements for        F-2
     1999 and 1998 and the notes to consolidated financial statements

     Ernst & Young report on the consolidated statements of income and          F-4
     deficit and cash flows for the year ended December 31, 1997

     Consolidated balance sheets at November 30, 1999 and December 31, 1998     F-5

     Consolidated income and deficit for the eleven months ended November       F-7
     30, 1999, the years ended December 31, 1998 and 1997, and the unaudited three month periods ended February 29, 2000 and March 31, 1999.

     Consolidated cash flows for the eleven months ended November 30,           F-8
     1999, the years ended December 31, 1998 and 1997, and the unaudited three month periods ended February 29, 2000 and March 31, 1999.

     Notes to consolidated financial statements                                 F-9

     Consent of Arthur Andersen for 1999 and 1998 financial statements          F-26

     Consent of Ernst & Young for 1997 financial statements                     F-27


     (b) Exhibits



     1(1)     Articles of Incorporation - Penstar Wirecom, Ltd.                 (1)

     1(2)     Bylaws - Penstar Wirecom, Ltd.                                    (1)

     1(3)     Articles of Amalgamation - Penstar Wirecom, Ltd.                  (1)

     1(4)     Articles of Amendment - Penstar Wirecom, Ltd. (Name Change to
              Neuro-Biotech Corporation)                                        (1)

     2(1)     Stock Option Plan                                                 (1)
     2(2)     Form of Stock Option Agreement                                    (1)
     2(3)     Form of Warrant Certificate                                       (1)
     3(1)     Intellectual Property Purchase Agreement between Neuro-Biotech    (1)
              Inc. and Laval University (original French version)
     3(2)     Intellectual Property Purchase Agreement between Neuro-Biotech    (1)
              Inc. and Laval University (English translation)
     3(3)     Premises Lease Agreement between Neuro-Biotech Corporation and    (1)
              SITQ Bureaux Inc. (original French version)
     3(4)     English Summary of Premises Lease Agreement between               (1)
              Neuro-Biotech Corporation and SITQ Bureaux Inc.




     3(5)     Laboratory Equipment Lease Agreement between Neuro-Biotech        (1)
              Corporation and Hewlett Packard
     3(6)     Distribution Agreement by and between Neuro-Biotech               (1)
              Corporation and Tutimpex Trading Inc.
     3(7)     Form of Loyalty and Confidential Disclosure Agreement             (1)

     3(8)     Form of Service Agreement                                         (1)


                                    SIGNATURE


     In accordance with Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                     NEURO-BIOTECH CORPORATION


Date: August 1, 2000                 By:  /s/ Albert Barbusci
                                          -------------------------------
                                          Albert Barbusci
                                          President and Chief Executive Officer

NEURO-BIOTECH CORPORATION


INDEX TO FINANCIAL STATEMENTS



   Arthur Andersen report on the consolidated financial statements for 1999 and         F-2
   1998 and the notes to consolidated financial statements

   Ernst & Young report on the consolidated statements of income and deficit and        F-4
   cash flows for the year ended December 31, 1997

   Consolidated balance sheets at November 30, 1999 and December 31, 1998               F-5

   Consolidated income and deficit for the eleven months ended November 30,             F-7
   1999, the years ended December 31, 1998 and 1997, and the unaudited three month periods ended February 29, 2000 and March 31, 1999

   Consolidated cash flows for the eleven months ended November 30, 1999,               F-8
   the years ended December 31, 1998 and 1997, and the unaudited three month periods ended February 29, 2000 and March 31, 1999

   Notes to consolidated financial statements                                           F-9

   Consent of Arthur Andersen for 1999 and 1998 financial statements                    F-26

   Consent of Ernst & Young for 1997 financial statements                               F-27


AUDITORS' REPORT

To the Shareholders of
Neuro-Biotech Corporation


We have audited the consolidated balance sheet of NEURO-BIOTECH CORPORATION as at November 30, 1999 and December 31, 1998 and the consolidated statements of income and deficit and cash flows for the periods of eleven and twelve months then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at November 30, 1999 and December 31, 1998 and the results of its operations and its cash flows for the periods of eleven and twelve months then ended in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principals vary in certain significant respects from accounting principles generally in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected the consolidated shareholders' equity (deficiency) as at November 30, 1999 and December 31, 1998, and the consolidated net loss for each of the two periods then ended to the extent summarized in Note 16 to the consolidated financial statements.

The comparative figures shown as at December 31, 1997 were reported on by other auditors.

Arthur Anderson & Cie
General Partnership
Chartered Accountants

Quebec City, Canada
March 2, 2000

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note to the consolidated financial statements. Our report to the Directors dated March 2, 2000 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

Arthur Anderson & Cie
General Partnership
Chartered Accountants

Quebec City, Canada
March 2, 2000

AUDITORS' REPORT

To the Directors of
Neuro-Biotech Corporation:

We have audited the consolidated balance sheet of Neuro-Biotech Corporation as at December 31, 1997 and the consolidated statements of loss and deficit and cash flows for the eleven-month period then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 1997 and the results of its operations and its cash flows for the eleven-month period then ended in accordance with accounting principles generally accepted in Canada.



Quebec, Canada                                       Ernst & Young, L.P.
March 18, 1998                                       Chartered Accountants


NEURO-BIOTECH CORPORATION
----------------------------------------------------------------------------------------------------------------------

                                                                                NOVEMBER 30,         DECEMBER 31,
CONSOLIDATED BALANCE SHEET                                                          1999                 1998
                                                                                    $ CAN                $ CAN
==========================================================================================================================


ASSETS

CURRENT ASSETS

     Cash                                                                          $ 80,137              $ -
     Term deposit, 4.3%, due December 3, 1999                                       570,920              105,000
     Sale taxes credits receivable                                                   29,491               55,209
     Income taxes                                                                     -                   50,000
     Research and development tax credits (Note 3)                                  521,000              809,329
     Laboratory materials and supplies                                              187,216              207,253
     Prepaid expenses                                                                39,478               19,924
                                                                             -------------------- --------------------
                                                                                  1,428,242            1,246,715

INVESTMENTS (Note 4)                                                              2,303,025            2,170,497


CAPITAL ASSETS (Note 5)                                                           1,423,054            1,819,449


OTHER ASSETS (Note 6)                                                               440,500              544,650

                                                                             -------------------- --------------------


                                                                                 $5,594,821           $5,781,311

==========================================================================================================================



ON BEHALF OF THE BOARD

         (signed) Albert Barbusci
 ...................................................., Director

         (signed) Dr Andree G. Roberge
 ...................................................., Director



NEURO-BIOTECH CORPORATION
-------------------------------------------------------------------------------


                                                                                      NOVEMBER 30,        DECEMBER 31,
                                                                                          1999                1998
======================================================================================================================

LIABILITIES

CURRENT LIABILITIES

     Bank overdraft                                                                   $   -              $  95,962
     Accounts payable and accrued charges                                                588,740         1,136,568
     Current portion of obligation under capital lease
     (Note 7)                                                                            276,840           265,158
     Current portion of long-term debt (Note 8)                                          108,311             -
                                                                                  ----------------- ------------------
                                                                                         973,891         1,497,688

OBLIGATION UNDER A CAPITAL LEASE (Note 7)
                                                                                         899,709         1,023,032


LONG-TERM DEBT (Note 8)                                                                3,342,393         2,924,059
                                                                                  ----------------- ------------------
                                                                                       5,215,993         5,444,779
----------------------------------------------------------------------------------------------------------------------


ADVANCES FOR CAPITAL STOCK SUBSCRIPTIONS                                                  -                624,977

----------------------------------------------------------------------------------------------------------------------


SHAREHOLDERS' EQUITY (DEFICIENCY)
     Capital stock (Note 9)                                                            6,026,745         3,213,752
     Accumulated deficit                                                             $(5,647,917)       (3,502,197)

                                                                                 ------------------ ------------------

                                                                                         378,828          (288,445)

----------------------------------------------------------------------------------------------------------------------

                                                                                      $5,594,821        $5,781,311
======================================================================================================================

COMMITMENTS (Note 10)





THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

NEURO-BIOTECH CORPORATION

-----------------------------------------------------------------------------------------------------------------------------
                                                                                November 30,   December 31,    December 31,
                                                          (UNAUDITED)               1999           1998            1997
CONSOLIDATED INCOME AND DEFICIT                  February 29,     March 31,      (11 months)    (12 months)    (12 months)
For the period ended                                 2000            1999          $ CAN          $ CAN          $ CAN
                                                 ----------------------------------------------------------------------------
REVENUES                                            $434,000       $   -          $   -          $   -           $  90,000


COST OF CLINICAL SERVICES                           $158,000       $   -          $   -          $   -              46,093

                                                 ----------------------------------------------------------------------------

                                                     276,334       $   -              -              -              43,907


OPERATING EXPENSES

     Research and development                        193,996         293,813      1,149,885      1,143,741         163,538
     Marketing                                        10,783          93,009        312,399        124,144         206,733
     Royalties                                        15,204               -              -              -               -
     Administrative                                  173,126         141,674        555,585      1,581,893         127,671
     Financial                                       (12,189)          3,559        168,851         98,884               -

                                                 ----------------------------------------------------------------------------
                                                                                  2,186,720      2,948,662         497,942
LOSS BEFORE INCOME TAXES                             104,586         532,055      2,186,720      2,948,662         454,035

INCOME TAX CREDIT                                          -               -        (41,000)       (50,000)              -
                                                 ----------------------------------------------------------------------------
NET LOSS                                             104,586         532,055      2,145,720      2,898,662         454,035

DEFICIT, BEGINNING OF YEAR                         5,647,917       3,502,197      3,502,197        603,535               -

SHARE ISSUE EXPENSES                                       -               -              -              -         149,500
                                                 ----------------------------------------------------------------------------
DEFICIT, END OF YEAR                               5,752,503       4,034,252     $5,647,917     $3,502,197        $603,535



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.


NEURO-BIOTECH CORPORATION
--------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED CASH FLOWS                                    (UNAUDITED)           November 30,    December 31,     December 31,
For the period ended                               February 29,    March 31,         1999            1998             1997
                                                       2000           1999        (11 months)      (12 months)      (2 months)
                                                                                    $ CAN            $ CAN           $ CAN
================================================================================================================================

OPERATING ACTIVITIES
     Net Loss                                        (104,586)      (532,055)    $(2,145,720)   $(2,898,662)       $(454,035)

        Items not affecting cash:
           Amortization of capital assets             109,308        113,409         454,159        294,795           19,460
           Amortization of other assets                23,100         23,100         104,150        312,396            -
           Accrued interest on investments            (33,132)       (33,132)       (132,528)       (33,132)           -
           Charges settled by capital stock              -              -             88,533        449,977            -
           issuance
                                                    ----------------------------------------------------------------------------
                                                       (5,310)      (423,678)     (1,631,406)    (1,874,626)        (434,575)
     Net change in non-cash working capital items    (440,803)      (163,204)        358,256       (192,678)         187,531
                                                    ----------------------------------------------------------------------------
                                                     (446,113)      (591,882)     (1,273,150)    (2,067,304)        (247,044)
--------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES

     Acquisition of investments                             -              -               -     (2,137,365)           -
     Acquisition of capital assets                    (50,420)             -         (57,764)      (390,204)        (202,996)
                                                   ----------------------------------------------------------------------------
                                                      (50,420)             -         (57,764)    (2,527,569)        (202,996)
--------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES

     Changes in bank overdraft                              -              -         (85,572)        85,572            -
     Changes in term deposit                                -              -         105,000           -            (105,000)
     Issuance of capital stock, net of issue          561,300        750,000       2,099,483      1,575,601              100
     costs
     Issuance of subsidiary capital stock, net
     of issue costs                                         -              -               -          -            1,371,051
     Advances for capital stock subscriptions               -              -               -        175,000            -
     Proceeds from issuance of long-term notes,
       net of issue costs                                   -              -               -      2,338,000            -
     Repayment of obligation under capital lease      (66,871)       (62,156)       (111,641)      (252,314)           -
     Due to a director                                      -              -         (14,909)        64,309           59,750
     Other                                                  -              -               -           -            (277,546)
                                                   ----------------------------------------------------------------------------
                                                      494,429        687,844       1,992,361      3,986,168        1,048,355
--------------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS INCREASE (DECREASE)          (2,104)        95,962         661,447       (608,705)         598,315

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR          651,057          9,038         (10,390)       598,315            -

CASH AND CASH EQUIVALENTS,
END OF YEAR
                                                      648,953        105,000        $651,057       $(10,390)        $598,315
================================================================================================================================


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

NEURO-BIOTECH CORPORATION
-------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENT
November 30, 1999
-------------------------------------------------------------------------------

  1.     STATUTES OF INCORPORATION AND NATURE OF ACTIVITIES

         Neuro-Biotech Corporation (the "Corporation) is incorporated under the laws of the province of Ontario. During the year, the Corporation changed its fiscal year-end from December 31 to November 30 to harmonize with its operating subsidiary. Therefore, although the current year is presented as an eleven-month period, it includes, as last year, twelve months of operations for this subsidiary which represents almost all of the Corporation's income.

         The Corporation is a biotechnology corporation involved in applied neuroscience enzymology. Its goals are to research, develop and commercialize new reliable tools for early diagnosis, natural prescription drugs for therapeutic use and clinical laboratory services. The Corporation plans to continue its commercialization and research and development activities throughout 2000.

         The operations of the Corporation are subject to all the risks inherent in the establishment and maintenance of a developing biotechnology enterprise; in particular, the successful completion of its research and development activities, commercialization of its products and obtaining its required financing.

         However, these financial statements have been prepared in accordance with Canadian accounting principles that apply to a going concern. This presupposes that the Corporation will continue its operations in the foreseeable future and that it will be able to realize its assets and discharge its liabilities in the normal course of operations.

         Subsequent to the year-end, the Corporation, through its wholly-owned subsidiary, Neuro-Biotech Inc., signed its first major contract covering the sale of 575,000 SymPath-TM- diagnostic tests to Tutimpex / Royal Pharma in Egypt. This sale is expected to generate $3.4 million in gross revenue for fiscal 2000. An initial order of 75,000 tests was shipped in February 2000.

         This important step in commercializing its first product and opening the Middle East market has encouraged the Corporation to commit additional funds to accelerate final development and production of its next two diagnostic kits. Management expects that both will be ready for commercialization by the end of December 2000.

         Also, after year-end, the Corporation issued 2,033,600 common shares, for cash considerations totaling $1,238,600, through the exercise of warrants and options as set out in Note 9.

         These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate, because management believes that the events described above combined with other ongoing investment negotiations will mitigate the effect of the conditions and facts that raise doubt about the appropriateness of this assumption. 2.

   2.    SIGNIFICANT ACCOUNTING POLICIES

         PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of the Corporation and its two wholly-owned subsidiaries which are:

         - Neuro-Biotech Inc., the operating Corporation through which the research, development and commercialization activities are carried;

         - 1246895 Ontario Inc., which have no commercial activities of its own and which assets consists primarily of advances to Neuro-Biotech Inc. and to Neuro-Biotech Corporation.

         All significant intercompany transactions and balances have been eliminated upon consolidation.


         USE OF ESTIMATES

         The presentation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


         LABORATORY MATERIALS AND SUPPLIES

         Laboratory materials and supplies are valued at lower of cost and replacement cost, the cost being determined using the first in, first out basis.


         GOVERNMENT ASSISTANCE

         Government assistance is recorded in the year the Corporation becomes eligible for receipt thereof. Assistance related to fixed assets is recorded as a reduction of the related fixed assets whereas assistance related to expenses is recorded as a reduction of the related expenses.

         CAPITAL ASSETS

         Capital assets are recorded at cost, that is, for assets under capital lease, the present value of minimum lease payments over the lease term and are amortized over their estimated useful lives using the straight-line method, as follows:



         Office furniture and equipment                       20 %
         Laboratory equipment                                 20 %
         Computer equipment                                   30 %
         Leasehold improvements                               20 %

         Patents will be amortized over their useful life starting in the period when revenues are recognized in connection with the underlying products and technologies.


         LONG-TERM NOTES ISSUE EXPENSES

         Long-term debt issue expenses are amortized using the straight-line method over a five-year period, representing the term of debt under the "Immigrant Investor" loan program and the related investments. Amortization is accounted for as financial expenses in the statement of income.


         GOODWILL

         Goodwill, which represents the excess purchase price over the fair value of the underlying net assets of acquired subsidiaries, is amortized over ten years using the straight-line method.

   3.    RESEARCH AND DEVELOPMENT TAX CREDITS

         Research and development tax credits were claimed in tax returns not yet reviewed by the taxation authorities. In case of differences between the amounts claimed by the Corporation and the amounts granted by the tax authorities, the resulting adjustments will be recorded in the year when the differences are determined.


   4.    INVESTMENTS                                                       NOVEMBER 30,          DECEMBER 31,
                                                                                1999                 1998
                                                                       -------------------------------------------

         Term notes, General Motors Acceptance Corporation of Canada
         Limited, 5.85 %, maturing August 6, 2003                          $2,303,025               $2,170,497

         The investments serve as collateral for the note payable (Note 8) issued in 1998, under Quebec's Government ((Immigrant Investor)) loan program. Fees paid by the Corporation are accounted for as other assets, which are amortized throughout the life of the investments.

   5.    CAPITAL ASSETS                                      NOVEMBER 30,                      DECEMBER 31,
                                                                 1999                              1998
                                                    ---------------------------------- --------------------------------
                                                        COST           CUMULATED             NET             NET
                                                                     AMORTIZATION           VALUE           VALUE
                                                       $ CAN             $ CAN               $ CAN         $ CAN
                                                   --------------- ------------------ ---------------- ---------------

         Office furniture and equipment                 $ 75,700           $ 28,991         $ 46,709        $ 61,841
         Laboratory equipment                            115,921             36,113           79,808         103,154
         Computer equipment                               56,131            335,949           20,182          38,890
         Leasehold improvements                          167,323             41,830          125,493         158,961
         Fixed assets under capital lease
               Laboratory equipment                    1,872,134            616,893        1,255,241       1,556,845
               Computer equipment                        187,574            113,476           74,098         130,370
                                                       2,474,783            873,252        1,601,531       2,050,061

         Investment tax credits                         (297,655)          (104,838)        (192,817)       (244,393)
                                                       2,177,128            768,414        1,408,714       1,805,668

         Intangible
         Patents                                           14,340                -             14,340          13,781
                                                   --------------- ------------------ ---------------- ---------------
                                                       $2,191,468         $768,414         $1,423,054      $1,819,449


   6.    OTHER ASSETS                                                           NOVEMBER 30,          DECEMBER 31,
                                                                                  1999                  1998
                                                                                 $ CAN                 $ CAN
                                                                            ---------------------- -------------------
         Long-term notes issue expenses                                              $346,500            $438,900
         Goodwill                                                                      94,000             105,750
                                                                            ---------------------- -------------------
                                                                                     $440,500            $544,650

7.       OBLIGATION UNDER CAPITAL LEASE

                                                                                NOVEMBER 30,          DECEMBER 31,
                                                                                    1999                  1998
                                                                                    $ CAN                $ CAN
                                                                            ---------------------- -------------------

         Capital lease contract, repayable in monthly installments of $31,060 including interest calculated at a rate of 9.25%,
         maturing in August 2003                                                   $1,361,641          $1,574,232

         Interest included in the installments                                        185,092             286,042
                                                                            ---------------------- -------------------
                                                                                    1,176,549           1,288,190
         Current portion                                                              276,840             265,158
                                                                            ---------------------- -------------------
                                                                                     $899,709          $1,023,032


         Minimum lease payments under the capital lease contract for the next four years are as follows:
         2000 - $372,721
         2001 - $372,721
         2002 - $372,721
         2003 - $243,478


8.       LONG-TERM DEBT                                                         NOVEMBER 30,          DECEMBER 31,
                                                                                  1999                  1998
                                                                                 $ CAN                $ CAN
                                                                            ---------------------- -------------------
         Notes payable, issued under the Quebec's government ((Immigrant
         Investor)) loan program, secured by an hypothec without delivery on the investments in term notes (Note 4), bearing interest at an average rate
         of 0.1224%, maturing and payable August 6, 2003                          $2,800,000          $2,800,000


         Loan, repayable in yearly principal installments of $108,311,
         without interest, maturing June 1, 2004                                     541,554             -

         Advances form a director, without interest or repayment terms               109,150             124,059
                                                                            ---------------------- -------------------
                                                                                   3,450,704           2,924,059

         Current portion                                                             108,311             -
                                                                            ---------------------- -------------------
                                                                                  $3,342,393          $2,924,059
9.       CAPITAL STOCK

       Authorized
               Unlimited number of common shares, without par value

                                                                                NUMBER OF            AMOUNT OF
       Issued                                                                    SHARES            CAPITAL STOCK
                                                                            ---------------------- -------------------
               Balance at December 31, 1998                                        16,030,485          $3,213,752
               Issuance for cash considerations                                     6,035,692           2,274,483
               Issuance as payment of accounts payable                              1,188,006             538,510

                                                                            ---------------------- -------------------
               Balance at November 30, 1999                                        23,254,183          $6,026,745


         ISSUANCE OF CAPITAL STOCK - ADDITIONAL INFORMATION

         Capital stock issued during the year for cash considerations comprises
         204,082 Units, composed of 204,082 common shares and an equal number of Series B common share

                                      F-14

         purchase warrants, issued to a company subject to the influence of one of the Corporation's Director for $100,000.

         Capital stock issued during the year as payment for accounts payable comprises 408,163 Units, composed of 408,163 common shares and an equal number of Series B common share purchase warrants, and 533,333 common shares issued to entities subject to the influence of Corporation's
         Directors for $439,990.

         Capital stock issued during the year as payment for accounts payable comprises an amount of $22,575 representing the accrued salary expense in connection with the Corporation's commitment to pay 50 % of the exercise price of 105,000 stock purchase options granted during the year to employees for past services. No shares have been issued at November 30, 1999.

         The other issuances of common shares for considerations totaling
         $2,250,428 comprise 1,500,000 Series E common share purchase warrants and 4,500,000 Series G common share purchase warrants.

         STOCK OPTION PLAN

         In 1997, the shareholders approved the creation of a stock option plan, under which the Board of Directors may grant options to employees, directors and any other persons or companies providing management or consulting services to the corporation and its subsidiaries. The maximum number of shares available under this plan was limited to 10 % of the issued capital stock.

         During the year the plan was amended to increase the number of stock options and related reserved shares to 5,000,000 and the following options were granted under the plan:

         - 250,000 options to purchase common shares at $0.43 per share until February 22, 2009 and 612,500 options to purchase common shares at $0.50 per share until November 23, 2009 have been granted in favor of the Corporation's directors;

         - 574,750 options to purchase common shares at $0.37 per share until July 16, 2009 and 425,250 options to purchase common shares at $0.50 per share until November 23, 2009 in favor of the President and Chief Executive Officer;

         - 200,000 options to purchase common shares at $ 0.37 per share until July 16, 2009 in favor of the Corporation's Acting
                  Vice-president Finance and Chief Financial Officer;

         - 105,000 options to purchase common shares at $ 0.43 per share until February 22, 2009 in favor of employees upon a resolution to issue 15,000 of such options to each management employees who has more than one year experience with the company, the share being paid 50 % by the employee and 50 % by the Corporation.

         The following table summarizes information about options granted under the plan at November 30, 1999:

                                      F-15


                                                                                                     NUMBER OF
                                                                          EXERCISE PRICE              OPTIONS
                                                                      ------------------------ -----------------------
         Options granted and outstanding
              Expiring February 22, 2009                                         $.043                 355,000
              Expiring July 16, 2009                                             $0.37                 774,750
              Expiring November 23, 2009                                         $0.50               1,037,750
                                                                                                --------------
                                                                                                     2,167,500

         Granted and exercised in prior year                                                            94,500

         Total number granted under the plan                                                         2,262,000

         Less:  Total number available under the plan                                                5,000,000

         Total number available for grant                                                            2,738,000


         In addition to the options granted during the year, the Board of Directors resolved to reserve 500,000 options available to be granted to members of a Biotech Advisory Board that it is intended to form.


         WARRANTS

         At November 30, 1999, there are outstanding warrants providing their holders the right to purchase an aggregate number of 9,433,943 common shares.

         The following table summarizes information about warrants outstanding at November 30, 1999:


                                                                                                      NUMBER OF
                                                                           EXERCISE PRICE             WARRANTS
                                                                       ------------------------ ----------------------
         Series A Warrants, expiring April 15, 2000                               $1.00                750,000
         Series B Warrants, expiring July 10, 2000                                $0.75                300,000
         Series B Warrants, expiring, August 24, 2000                             $0.75                300,000
         Series B Warrants, expiring, November 30, 2000                           $0.75                612,245
         Series C Warrants, expiring, July 20, 2000                               $0.78                471,698
         Series D Warrants, expiring, August 5, 2000                              $0.50              1,000,000
         Series E Warrants, expiring, March 7, 2001                               $0.40              1,000,000
         Series E Warrants, expiring, February 21, 2001                           $0.40                500,000
         Series G Warrants, expiring, June 23, 2001                               $0.50                500,000
         Series G Warrants, expiring, July 30, 2001                               $0.50              4,000,000
                                                                                                ----------------------

         Outstanding at November 30, 1999                                                            9,433,943

         SUBSEQUENT TRANSACTIONS

         Subsequent to the year-end, the following transactions occurred:

         - 233,600 common shares have been issued upon exercise of 233,600 Series A Warrants, expiring April 15, 2000, at $ 1.00;

         - 600,000 common shares have been issued upon exercise of 600,000 Series B Warrants, expiring July 10, 2000, at $ 0.75;

         - 450,000 common shares have been issued upon exercise of 450,000 Series E Warrants, expiring February 21, 2001, at $ 0.40;

         - 650,000 common shares have been issued upon exercise of 650,000 Series G Warrants, expiring July 30, 2001, at $ 0.50;

         - 100,000 common shares have been issued upon exercise of 100,000 options, expiring November 23, 2009, at $ 0.50.

   10.   COMMITMENTS

         The Corporation is committed under license agreements to pay Universite Laval royalties of 3.5 % on the sale of diagnostic kits for a total of $ 3,000,000 in royalties.

         The Corporation is committed under an agreement to pay CREDEQ professional fees of 2 % on its sales for a total of $ 52,000 in fees.

         The Company has lease commitments expiring from August 2000 to June 2004 for office space and equipment rental. The balance of such commitments is $ 1,237,101 at November 30, 1999. Minimum lease payments payable over the next five years are as follows:

         2000 - $276,421
         2001 - $285,235
         2002 - $297,150
         2003 - $242,608
         2004 - $135,687


   11.   ADDITIONAL INFORMATION ON THE STATEMENTS OF CASH FLOWS

         Cash flows related to operating activities include net interest disbursements of $30,330 (1998 - $70,517; 1997 - $0) and income tax credit receipt for $50,000 (1998 and 1997 - $0).

         Cash and cash equivalent consist of cash, term deposit free of encumbrances with an initial term of less than three months and bank overdraft representing outstanding cheques. Bank overdraft representing credit facilities is not included in cash and cash equivalent. Cash and cash equivalent at year-end comprise the following items:



                                                           NOVEMBER 30,          DECEMBER 31,      DECEMBER 31, 1997
                                                               1999                  1998
                                                       ---------------------- -------------------- ------------------
         Cash                                                   $80,137              $  -               $598,315
         Outstanding cheques                                       -                 (10,390)               -
         Term deposit                                           570,920                 -                   -
                                                               $651,057             $(10,390)           $598,315



12.      TAX BENEFITS AVAILABLE

         The Corporation has accumulated losses for tax purposes for future years amounting to $3,847,000 at the federal level and $ 1,839,000 at the provincial level which can be applied against future taxable income as follows:

                                                                              FEDERAL                PROVINCIAL

                                                                       ----------------------- -----------------------


                                     2004                                      $ 64,000                $ 56,000
                                     2005                                    $2,314,000               $ 334,000
                                     2006                                    $1,469,000              $1,449,000


         Temporary differences which would have given rise to future income taxes asset amount to $649,000.

         The balance of scientific research expenses deductible for tax purposes for future years amounts to $2,958,000 at the federal level and $ 3,602,000 at the provincial level and can be applied against future taxable income indefinitely.

         The balance of scientific research tax credits that can be applied against future income taxes at the federal level amounts to $420,000 expiring as follows:

         2007 - $151,000

         2008 - $255,000
         2009 - $  14,000

         No future income tax assets relating to the above items has been accounted for.


   13.  RELATED PARTY TRANSACTIONS

         During the period, the Corporation paid salary and fringe benefits totaling $165,852 to a director (1998 - $172,716 to directors).


   14.  FINANCIAL INSTRUMENTS' FAIR VALUE

         For financial instruments such as cash, term deposit, accounts receivable, bank overdraft and accounts payable the carrying values are equivalent to their fair values, because of the short-term maturity of these financial instruments.

         The fair value of the investments in term notes have not been determined because the Corporation must keep these investments until their maturing dates as a guarantee for the repayment of the notes issued under the Quebec's government ((Immigrant Investor)) loan program. Also, the fair value of such notes payable has not been determined as its repayment is fully covered by the value of the investments given as securities at their maturing date.

         For the obligation under capital lease, the carrying value is equivalent to its fair value because the interest rate of such contract is equivalent to the interest rate on similar contract that the Corporation might have contracted at the balance sheet date.


   15.  COMPARATIVE FIGURES FOR THE PRIOR YEAR

         Certain comparative figures have been reclassified to conform with the presentation used in the current year.

   16. SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND UNITED STATES
       GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("US GAAP")

         The Corporation's financial statements are prepared in accordance with Canadian GAAP, which differ in certain significant respects from US GAAP. The significant differences that have a material impact on the Corporation's financial statements relate principally to the following items and the adjustments necessary to reconcile the consolidated net loss and shareholders' equity (deficiency) with US GAAP are shown in the schedules below.

         a) GOODWILL

         In 1997, goodwill was recognised for an amount of $117,500 as a result of the application of the Canadian GAAP related to reverse acquisition transactions accounted for using the purchase method. Under US GAAP, because the reverse acquisition took place between a private operating company and a public shell company the transaction would have been treated as a capital transaction and no goodwill would have been recorded. Therefore the Canadian and US GAAP reconciliation of shareholders' equity (deficiency) schedules include adjustments, representing the net book value of the goodwill, of $94,000 and $105,750 shown respectively as reductions of 1999 and 1998 total assets and shareholders' equity.

         The statements of income under Canadian GAAP include amortization expenses of goodwill of $11,750 in both 1999 and 1998 periods. The Canadian and US GAAP reconciliation of income schedule includes adjustments of $11,750 to each of these years' income to write off the amortization expenses.

         b)  DEFERRED CHARGES

         At December 31, 1997 deferred charges amounting to $277,546 met the capitalization criteria under Canadian GAAP and consequently were included in the total asset at that date. In 1998 the Corporation's management determined the criteria were no longer met and the total amount was written-off in 1998. Under US GAAP, these costs would have been expensed in 1997. This difference in GAAP does not have any impact shareholders' equity at November 30, 1999 and December 31, 1998.

         c)  ADVANCES FOR CAPITAL STOCK SUBSCRIPTION

         Under US GAAP, these advances would have been accounted for as equity. The Canadian and US GAAP reconciliation of shareholders' equity (deficiency) schedule include an adjustment to that effect.

         d) INTEREST FREE LOAN

         Amounts of loan and advances accounted for under Canadian GAAP typically represent the amount of principal due under the terms of the underlying agreements without consideration of any differences between the effective interest rate and the market rate. Under US GAAP, debt should be stated at present value at inception. The interest free loan consists of a long-term payment agreement of operating expenses. Since this payable restructuring was done in connection with a new lease, the gain amounting to $ 114,740 under US GAAP, is deemed an incentive to sign the new lease and would be deferred and amortized over the term of the new lease. The difference between the nominal value of the interest free loan shown under Canadian GAAP and its present value has been determined using the Canadian prime rate at year-end plus 2 %. The Canadian and US GAAP reconciliation schedules do not include any adjustment thereof because amortization of the deferred incentive would be compensated by an accrued interest charge on the debt which would result in the same net consolidated loss and shareholders' equity (deficiency), to all material respects, as reported under Canadian GAAP.

         e)  ADVANCES FROM A DIRECTOR

         The advances from a director without interest has been determined to have a present value equal to its nominal value because no repayment terms exist. Under US GAAP, these advances would have been presented as current liabilities on the balance sheets.

         f)  STOCK OPTION PLAN

         The Corporation has elected to measure its stock-based awards using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 125"). Under this method, any compensation expense, measured as the excess, if any, of the quoted market price of the Company's shares at the dated of the grant over the option's exercise price, would have to be reflected over the vesting periods of these options. Generally, the Corporation's options are granted at an exercise price equal to the fair market value on the date of the grant and the options plan is fixed. Therefore for those options, the application of APB No. 25 does not result in the recognition of compensation expense. In instances where the options are granted at an exercise price equal to the fair value on the date of the grant but for which the Corporation is committed to pay 50 % of the exercise price, a compensation expense representing the exercise price to be assumed by the Corporation has been recognized for Canadian GAAP purposes. Since the options vest immediately upon granting, the application of APB No. 25, for US GAAP purposes, results in the same amount of compensation expense as that recognized for Canadian GAAP purposes.

         g)  SHARE ISSUE EXPENSES

         The amount of share issue expenses accounted to the deficit in 1997 would have been deducted, under US GAAP, from the amount credited to capital stock in connection with the related shares.

         h)  DEVELOPMENT STAGE ENTERPRISE

         The Corporation is a development stage enterprise as defined in the Statement of Financial Accounting Standards No. 7 "Accounting and Reporting for Development Stage Enterprises" ("SFAS No. 7"). On the balance sheets, the amount of deficit shown in the primary financial statements in conjunction with the effect of the adjustments to US GAAP herewith presented would have been described, under SFAS No. 7, as "Deficit accumulated during the development stage". Under SFAS No. 7, the income statements must show the amounts of revenues and expenses for each period covered and, in addition, cumulative amounts from the enterprise's inception. Because the statements of income presented show all of the Corporation's revenues and expenses since the beginning of its operations, no additional disclosure is deemed necessary to comply with SFAS No. 7. Finally, SFAS No. 7 requires the presentation of a statement of stockholders' equity showing specific information about issuance of capital stock from the enterprise's inception. The following schedule shows the additional
         information required:                                                    NUMBER OF             AMOUNT OF
                                                                                   SHARES              CAPITAL STOCK
                                                                             -------------------- -------------------

         Deemed common shares issued for cash considerations
         (Neuro-Biotech Inc. common shares)                                            1,000           $ 100

         Subdivision of the shares on the basis of 10,000 shares for each
         existing share                                                            9,999,000                -
                                                                              ----------------------------------------


         Deemed outstanding prior to the reverse acquisition
         (corresponding to the number of Neuro-Biotech Corporation common
         shares issued for the reverse acquisition)                               10,000,000                 100

         Outstanding common shares of Neuro-Biotech Corporation (formerly
         Penstar Wirecom, Ltd.) deemed to be issued in the acquisition               942,072                   1

         Shares issued for the acquisition of 1246895 Ontario Inc.                 2,172,215           1,371,051

                                                                             ----------------------------------------
         BALANCE AT DECEMBER 31, 1997 UNDER US GAAP                               13,114,287          $1,371,152

         Issuance of common shares for cash considerations upon exercising
         of 94,500 stock options                                                      94,500              75,600

         Issuance of Units, for cash considerations, comprising 750,000 common
         shares and an equal number of Series A Warrants                             750,000             600,000

         Issuance of Units, for cash considerations, comprising 600,000 common
         shares and an equal number of Series B Warrants                             600,000             300,000

         Issuance of Units, for cash considerations, comprising 471,698 common
         shares and an equal number of Series C Warrants                            471,6989             250,000

         Issuance of Units, for cash considerations, comprising 1,000,000 common
         shares and an equal number of Series D Warrants                           1,000,000             350,000
                                                                             -------------------- -------------------
         BALANCE AT DECEMBER 31, 1998 UNDER US GAAP                               16,030,485           2,946,752

         Issuance of Units, for cash considerations, comprising 1,000,000 common
         shares and an equal number of Series E Warrants                           1,000,000             300,000


         Issuance of Units, for considerations of $99,483 in cash and $50,517 as payment of accounts payable, comprising 500,000 common shares and an
         equal number of Series E Warrants                                           500,000             150,000

         Issuance of Units, for considerations of $100,000 in cash and               612,245             300,000
         $200,000 as payment of accounts payable, comprising 612,245 common shares and an equal number of Series B Warrants

         Issuance of Units, for cash considerations, comprising 500,000              500,000             175,000
         common shares and an equal number of Series G Warrants

         Issuance of 533,333 common shares as payment of accounts payable            533,333             239,990

         Issuance of Units, for cash considerations, comprising 4,000,000          4,000,000           1,600,000
         common shares and an equal number of Series G Warrants

         Issuance of 78,120 common shares as payment of accounts payable              78,120              25,428

         Accrued salary expense in connection with the grant of stock                      -              22,575
         options (see item f) above)

         BALANCE AT NOVEMBER 30, 1999 UNDER US GAAP                               23,254,183          $5,759,745
         ------------------------------------------------------------------- -------------------- -------------------





         i) SUMMARY OF THE EFFECT ON INCOME OF THE DIFFERENCES BETWEEN CANADIAN
         AND US GAAP

                                                                                          PERIOD ENDED

                                                                            -------------------- --------------------
                                                                                NOVEMBER 30,         DECEMBER 31,
                                                                                   1999                 1998
                                                                                (11 MONTHS)          (12 MONTHS)
                                                                                   $ CAN                $ CAN
                                                                             -------------------- --------------------


                                                                   Ref.

                                                                -----------
         Net loss under Canadian GAAP                                            $(2,145,720)         $(2,898,662)

              Write off of goodwill                                16(a)              11,750               11,750

              Write off of deferred charges in 1997 instead
                  of 1998                                          16(b)                   -              277,546
                                                                            -------------------- --------------------
         Net loss under US GAAP                                                  $(2,133,970)         $(2,609,366)


         Basic loss per share under US GAAP                                         $(0.1072)            $(0.1791)

         Diluted loss per share under US GAAP                                       $(0.1072)            $(0.1791)

         * : Common stock equivalents have been disregarded for purposes of computing diluted loss per share as their effects would be antidilutive.

         j)  SUMMARY OF THE EFFECT ON SHAREHOLDERS' EQUITY (DEFICIENCY) OF THE
             DIFFERENCE BETWEEN CANADIAN AND US GAAP

                                                                                          PERIOD ENDED

                                                                            -------------------- --------------------

                                                                               NOVEMBER 30,         DECEMBER 31,
                                                                                   1999                 1998
                                                                                   $ CAN                $ CAN

                                                                            -------------------- --------------------


                                                                   Ref.

                                                                -----------


         Total shareholders' equity (deficiency) under
              Canadian GAAP                                                          $378,288           $(288,445)

              Write off of goodwill                                16(a)              (94,000)           (105,750)

              Reclassification of the advances for capital
                  stock subscriptions                              16(c)                  -               624,977

                                                                            -------------------- --------------------


              Total shareholders' equity under US GAAP
                                                                                      284,288            $230,782

         k)  Statement of cash flows

         The cash flows reported in the primary statements of cash flows prepared under Canadian GAAP comply in all material respects to International Accounting Standard No. 7.

                         CONSENT OF INDEPENDENT AUDITORS



We have issued our report dated March 2, 2000, with respect to the consolidated balance sheets of Neuro-Biotech Corporation as at November 30, 1999 and December 31, 1998 and the consolidated statements of income and deficit and cash flows for the periods of eleven and twelve months then ended, referred to in items 8 and 17 of the Registration Statement on Form 20-F. We consent to the use of the aforementioned report in the Registration Statement on Form 20-F.

Arthur Anderson & Cie
General Partnership
Chartered Accountants

Quebec City, Canada
July 31, 2000

                         CONSENT OF INDEPENDENT AUDITORS



We have issued our report dated March 18, 1998, with respect to the consolidated financial statements of Neuro-Biotech Corporation as at and for the eleven-month period ended December 31, 1997, referred to in items 8 and 17 of the Registration Statement on Form 20-F. We consent to the use of the aforementioned report in the Registration Statement on Form 20-F.





Quebec, Canada                                       Ernst & Young, LLP
July 31, 2000                                        Chartered Accountants